Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2018 to March 31, 2018)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2018 to March 31, 2018)

To:     Korean Financial Services Commission and Korea Exchange

/s/ Oh, In-Hwan
Oh, In-Hwan
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

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Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of March, 2018)

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POCA STEM Co., Ltd., POSCO Research & Technology, RISTec-Biz CO.,LTD., Pohang Techno Valley PFV Corporation, NB POSTECH, Inc.

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(a)	Changes in Companies Belonging to the Business Group

•	Inclusion of the Business Group: RISTec-Biz CO.,LTD. (January 1, 2018), Pohang Techno Valley PFV Corporation (January 1, 2018), NB POSTECH, Inc. (March 1, 2018)

Changes after March 31, 2018

•	Exclusion of the Business Group: POCA STEM Co., Ltd.(April 12, 2018)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

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(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), and Argentina (Jujuy).

(3)	Major Changes in the Board of Directors (as of March 9, 2018)

(a)	Inside Directors

•	New members : Chon, Jung-Son (1 year)

•	Reelected members : Oh, In-Hwan, Chang, In-Hwa, Yu, Seong (1 year)

(b)	Outside Directors

•	New members : Kim, Sung-Jin (3 years)

•	Reelected members : Bahk, Byong-Won, Kim, Joo-Hyun (3 years)

(c)	Representative Directors

•	Kwon, Oh-Joon, Oh, In-Hwan, and Chang, In-Hwa

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

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POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2018)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of March 31, 2018)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,187,231	—	70	—	7,187,161
Special Money Trust	Common	—	—	—	—	—

Total		7,187,231	—	70	—	7,187,161

*	Beginning Balance: as of December 31, 2017

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 19, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 70 treasury stocks was completed on January 22, 2018.

Changes after March 31, 2018

On April 17, 2018, the Executive Management Committee resolved its plan to dispose the Treasury stocks and the actual disposal of 1,198 treasury stocks was completed on April 20, 2018.

5. Voting Rights

		(As of March 31, 2018)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,187,161	*Treasury Stock 7,187,161 shares
(3) Shares with Voting Rights	79,999,674	—

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6. Earnings and Dividend

			(In millions of KRW)
	2018.1Q	2017	2016
(Consolidated) Net Profit	993,516	2,790,106	1,363,310
(Separate) Net Profit	768,737	2,545,685	1,785,046
Earnings per Share (KRW)	12,323	34,464	16,627
Cash Dividend Paid	120,000	639,991	639,978
(Consolidated) Pay-out Ratio (%)	12.1	22.9	46.9
Dividend per Share (KRW)	1,500	8,000	8,000
Dividend Yield (%)	0.4	2.4	3.1

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2018.1Q		2017		2016
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	8,030,523	1,164,352	30,230,368	3,628,314	26,844,154	2,946,533
Trading	5,560,118	134,353	20,802,207	315,201	16,774,078	249,196
Engineering & Construction	1,482,730	103,091	6,886,606	414,988	6,768,348	(514,561)
Others	788,913	85,908	2,735,919	263,331	2,696,933	163,157
Total	15,862,284	1,487,704	60,655,100	4,621,834	53,083,513	2,844,325

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2018.1Q		2017		2016
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	17.8	100	71.1	100	68.6	100
POSCO	9.3	52.2	37.2	52.3	37.5	54.7
Others	8.5	47.8	33.9	47.7	31.1	45.3

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

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(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarilysuspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

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(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

(4)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Construction completed (February, 2017)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2018.1Q	2017.1Q	Growth rate
All Trading Companies in Korea	145,440	132,061	10.1%
POSCO Daewoo	1,910	1,593	19.9%

Source: Korea International Trade Association

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B. Summary and Prospect of New Businesses

POSCO Daewoo and its subsidiaries engage in three major business segments; trading, oversea infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO Daewoo is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

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B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packagings. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	22,657	18.11
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	43,286	34.61
	Stainless Steel Products	Western tableware, etc.	25,308	20.23
	By-Product	Plates, Wire rods, etc.	33,830	27.05
	Gross Sum		125,081	100.00
	Deduction of Internal Trade		(44,776)	—

	Sub Total		80,305	100.00

Trading	Steel, Metal		73,597	78.95
	Chemical, Strategic Item, Energy		2,444	2.62
	Others		17,182	18.43
	Gross Sum		93,223	100.00
	Deduction of Internal Trade		(37,622)	—

	Sub Total		55,601	100.00

Engineering & Construction	Domestic Construction	Architecture	8,034	50.47
		Plant	2,237	14.05
		Civil Engineering	876	5.50
	Overseas Construction		2,423	15.23
	Owned Construction		1,552	9.75
	Others		796	5.00
	Gross Sum		15,918	100.00
	Deduction of Internal Trade		(1,091)	—

	Sub Total		14,827	—

Others	Electricity Sales, etc.		14,292	100.00
	Deduction of Internal Trade		(6,403)	—

	Sub Total		7,889	100.00

	Total Sum		158,623	—

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B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/Tons, KRW/kWh)
Business Area	Products	2018.1Q	2017	2016
Steel	Hot-rolled Product (HR)	675	641	510
	Cold-rolled Product (CR)	796	791	677
Others	Electric Power	100	93	86
	Lime	105	106	113

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

The price for steel products has increased during the 2018 primarily due to an increase in the price of raw materials in the second half of 2017.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	27,856 (43.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	18,593 (28.8%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	13,5163 (21.0%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	4,529(7.0)	—

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	426 (13.8%)
		Steel Reinforcement	Strengthening Concrete	465 (15.0%)
		Cable	Electricity Transfer	49 (1.6%)
		Steel Pile	Foundation of Structure	9 (0.3%)
		Others	Construction of Pipe and Structure etc.	2,140 (69.3%)

Others	Raw Materials	LNG	Material for Power Generation	2,682 (40.5%)
		Limestone	Production of Lime	235 (3.5%)
		Others	Engineering business etc.	3,708 (56.0%)

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B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2018.1Q	2017	2016
Steel	Iron Ore(per ton)	79	81	68
	Coal(per ton)	246	246	133
	Scrap Iron(per ton)	406	344	262
	Nickel(per ton)	14,235	11,763	11,151
Engineering & Construction	Ready-mixed Concrete (per m3)	61	61	61
	Steel Pile (per m)	143	50	49
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	768	661	592
	Lime (per ton)	19	19	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

										(In US Dollars/Tons)
	‘18 1Q	‘17 4Q	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	’15 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	68	57	64	57	79	65	53	51	45	42	49	54

(2) Coal

										(In US Dollars/Tons)
	‘18 1Q	‘17 4Q	‘17 3Q	’17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q
Trend of International Benchmark Price (FOB)	229	204	189	191	285	200	92.5	84	81	89	93	109.5

(3) Scrap Iron

										(In US Dollars/Tons)
	‘18 1Q	‘17 4Q	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	379	344	322	268	284	253	227	235	187	219	225	256

(4) Nickel

	‘18.1Q	‘17 4Q	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	15 2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 6.02 /lb USD 13,276 /ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton

LME : London Metal Exchange

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPIRAL, SPS400, 406, 4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2018.1Q	2017	2016
Steel	Crude Steel	11,752	47,590	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2018.1Q	2017	2016
		Inchon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2018.1Q	2017	2016
Crude Steel		10,495	42,193	42,199
Products	Hot-Rolled Products	2,302	8,372	10,154
	Plate	1,684	6,512	6,429
	Wire Rod	705	2,830	2,803
	Pickled-Oiled Steel Sheets	734	3,005	3,022
	Cold-Rolled Products	1,874	7,563	7,642
	Coated Steel	1,713	6,249	6,510
	Electrical Steel	242	1,028	1,080
	Stainless Steel	961	3,863	3,797
	Others	1,511	6,359	4,327
	Total	11,726	45,781	45,764

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

The criteria for aggregating amount has changed, and the comparisons of Hot-Rolled Products, Cold-Rolled Products and Stainless Steel in 2017 and 2016 are as follows:

22

•	Hot-Rolled Products: (2017) 8,731 g 8,372, (2016) 10,560 g10,154

•	Cold-Rolled Products: (2017) 8,370 g 7,563, (2016) 8,462 g 7,642

•	Stainless Steel: (2017) 2,697 g 3,863, (2016) 2,571 g 3,797

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,452	9,288	88.9%
	Zhangjiagang Pohang Stainless Steel	275	291	105.8%
	PT.KRAKATAU POSCO	750	669	89.2%
	POSCO SS-VINA	275	247	89.7%

	Total	11,752	10,495	89.3%

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2018.1Q	2017	2016
Power Generation	Electric Power	3,743	13,774	15,362
Lime	Lime	616	2,406	2,472

(2) Capacity Utilization Rate

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	2,160	1,050	48.6
		Gwangyang	2,160	1,897	87.8
		Pohang	2,160	2,064	95.6
Lime	Lime		548	616	112.4

23

C. Production Facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,938,284	4,434	(1,981)	—	1,940,737
Trade	161,038	446	—	—	161,484
Engineering & Construction	25,545	3,133	(3,150)	—	25,528
Others	402,783	167	(19)	—	402,931

[Building]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,886,150	42,448	(6,151)	(73,760)	3,848,687
Trade	428,934	1,487	(1,182)	(2,987)	426,252
Engineering & Construction	89,824	2,854	(85)	(1,393)	91,200
Others	472,110	3,536	—	(6,775)	468,871

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,471,717	16,970	(4,044)	(47,704)	2,436,939
Trade	20,988	217	(32)	(307)	20,866
Engineering & Construction	15,031	—	(137)	(367)	14,527
Others	258,116	40,219	(37,853)	(4,185)	256,297

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,624,811	421,796	(171,499)	(509,501)	16,365,607
Trade	397,580	1,706	(2,206)	(8,301)	388,779
Engineering & Construction	8,503	2,100	(1,469)	(1,007)	8,127
Others	2,337,063	26,375	(238)	(40,564)	2,322,636

[Vehicles]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,060	2,209	(1,264)	(2,650)	20,355
Trade	5,041	792	(280)	(409)	5,144
Engineering & Construction	1,820	1,034	(323)	(626)	1,905
Others	3,940	1,367	(679)	(435)	4,193

24

[Tools and Fixtures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	46,167	5,153	(1,039)	(4,710)	45,571
Trade	8,445	1,206	(38)	(1,029)	8,584
Engineering & Construction	888	210	(176)	(166)	756
Others	8,140	248	(102)	(963)	7,323

[Equipment]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	67,797	4,929	(3,709)	(5,663)	63,354
Trade	38,580	736	(150)	(2,912)	36,254
Engineering & Construction	4,216	614	(555)	(628)	3,647
Others	34,846	5,453	(273)	(4,050)	35,976

[Financial Lease Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	77,973	57,299	(58,130)	(1,999)	75,143
Trade	19,887	46	(31)	(839)	19,063
Engineering & Construction	3,893	133	(264)	(273)	3,489
Others	43,504	—	—	(1,120)	42,384

[Biological Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	65,515	422	(1,237)	(770)	63,930
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,649,656	366,904	(276,226)	—	1,740,334
Trade	115,412	13,373	(1,925)	—	126,860
Engineering & Construction	38,199	1,137	(8,437)	—	30,899
Others	89,079	26,948	(36,100)	—	79,927

25

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	April, 2014 ~ December, 2018	Establishment of SNG Plant	11,940	11,662	278
		February, 2016 ~ October, 2019	G) Supplementation of #4 hot rolled facilities P) Rationalization of #2 FINEX	15,558	5,039	10,519
		June, 2011 ~ February, 2019	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc.	4,047	3,977	70
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~ December, 2018	Installation of no.4 CCL	390	221	169
PT. KRAKATAU POSCO	Establishment	January, 2016 ~ December, 2018	Establishment of facilities	412	123	289

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Daewoo Corporation	Establishment	January, 2018 ~ December, 2018	Renovation and Replacement of Existing Facilities	252	18	234
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~ September, 2019	CPO MILL	359	167	192

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2018 ~ December, 2018	Expansion of Smart Management Server For Smart Management Operation Efficiency, etc	263	89	174
	Expansion	January, 2018 ~ December, 2018	Others	206	24	182
POSCO ES MATERIALS	Establishment	March, 2018 ~ December, 2018	Production line of Cathode materials for secondary batteries	150	17	133
POSCO CHEMTECH	Establishment	December, 2017 ~ October, 2018	#8,#9 Factories of Anode materials	348	292	56

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

			(In hundred millions of KRW)
Business	Company			Planned Investments
		Project		2018	2019	2020
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities etc.	1,643	6,814	8,435
			Capacity Increase etc.	985	7,341	8,681
	POSCO SS VINA CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities	Investment in high quality products etc.	119	175	72
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	207	61	45
	POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	92	15	—
	POSCO-MKPC SDN BHD	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	551	2,206	—
Trade	POSCO Daewoo Corporation	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	134	35	45
	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	96	96	—
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	88	54	53
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Diagnosis equipments, etc.	33	8	68
			Investment in Smart Factory business, etc.	68	62	140
			Improving of System, work places, etc.	56	35	60
			AI, RPA, etc.	57	51	53
			Investment in POSCO CPS, etc.	198	264	210
			IPS for private roads, etc.	63	280	269
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	52	99	110

The investments over KRW 10 billion are listed on the table

27

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2018.1Q	2017	2016
Domestic	Hot-Rolled Products	13,649	42,950	33,178
	Cold-Rolled Products	9,677	38,298	34,869
	Stainless Steel	6,043	24,798	22,733
	Others	17,533	66,555	69,133
Export	Hot-Rolled Products	9,008	34,277	36,143
	Cold-Rolled Products	33,609	125,622	109,514
	Stainless Steel	19,265	74,880	69,535
	Others	16,297	68,734	53,957
Total	Gross Sum	125,081	476,114	429,062
	Internal Transaction	(44,776)	(173,810)	(160,620)

	Total	80,305	302,304	268,442

[Trading]				(In hundred millions of KRW)
Items		2018.1Q	2017	2016
Domestic	Merchandise	8,569	24,210	6,026
	Product	1,098	4,079	—
	Others	344	1,421	397
Export	Merchandise	21,534	87,116	74,529
	Product	228	938	126
	Others	324	1,107	498
Trades among the 3rd countries		61,126	229,911	182,625
Gross Sum		93,223	348,782	264,201
Internal Transaction		(37,622)	(140,760)	(96,460)

Total		55,601	208,022	167,741

[Engineering & Construction]	(In hundred millions of KRW)
Items	2018.1Q	2017	2016
Construction Contract Revenue	Domestic	Architecture	8,034	32,375	24,964
Plant	2,237	6,874	14,104
Civil Engineering	876	6,418	6,699
Overseas	2,423	15,056	15,951
Own Construction	1,552	7,654	6,048
Other Subsidiary company sales	796	4,478	7,054
Gross Sum	15,918	72,855	74,820
Internal Transaction	(1,091)	(3,989)	(7,137)

Total	14,827	68,866	67,683

[Others]		(In hundred millions of KRW)
Items	2018.1Q	2017	2016
Electric Power	7,889	27,359	26,970

28

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans. As of March 31, 2018, we assessed the fair value of our forward exchange contracts to be USD 0.7 Billion (expiring October 2020), USD 0.55 billion (expiring April 2021), and JPY 40 billion, and we recognized KRW 5,106 million of net losses of such contracts

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

•  POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

•  Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	JV Agreement for Construction of Steel mills for cold rolled steel products and plated steel products	April, 2016

Purpose: Expasion of sales of automotive steel in Southwest province of China

POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

•  Execution of JV Agreements (April 6, 2016) 2016-04-06

•  Termination JV Agreements (September, 2017)

•  Liquidation of Steel mills set off (November 3, 2017)

29

POSCO DAEWOO CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

•  Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•  Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•  Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•  Gas production period is expected to be approximately 30 years.

•  Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

•  CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•  Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc.)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•  Location: the north-western offshore and onshore in Myanmar

•  Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•  Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•  The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•  Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•  Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

30

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

•  The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•  The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•  The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•  Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•  The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

•  Name: NEATT (North East Asia Trade Tower)

•  Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

•  Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spinoff from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

31

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSMATE	Capital Reduction	September, 2017

(1) Date : November 1, 2017

(2) Way of Capital Reduction: Paid capital reduction(Stock cancellation)

(3) Reason : Increase shareholders’ value improvement of holding structure

(4) Total amount : KRW 48,087 million

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off-gas Power Plant	December, 2017

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : December 19, 2017

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technology Management Office
Gwangyang Research Lab.
Engineering Solution Office
Pohang Research Lab.
New Business Office
Energy & Environment Business Office
Steel Solution Marketing Office
	POSCO COATED & COLOR STEEL		R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		R&D Center
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Trading	POSCO Daewoo Corporation		Electric Power Train Development Group
Stainless Quality Technology Group

32

Engineering & Construction	POSCO Engineering & Construction	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY	Technology Strategy Department, Fuel Cell Department
	POSCO ICT	R&D Center
	POSCO CHEMTECH	R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.	R&D Center
	PNR CO., Ltd.	Quality Innovation Department
	POSCO ES MATERIALS	R&D Center

B. R&D Expenses in 2018.1Q (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	18,067	620	1,668	4,492	24,847
Manufacturing Cost	93,036	—	88	893	94,017
R&D Cost (Intangible Assets)	7,285	—	1	307	7,593

Total*	118,388	620	1,757	5,692	126,457

Government Subsidy	—	—	340	30	370
R&D/Sales Ratio	1.47%	0.01%	0.12%	0.72%	0.80%

*	This total expenses include government subsidy amount

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018.1Q

			(In millions of KRW)
Account	2018.1Q (January 1, 2018 ~ March 31, 2018)	2017	2016
[Current Assets]	32,908,121	31,127,418	29,303,834
Cash & Cash equivalents	2,838,389	2,612,530	2,447,619
Other Receivables, net	1,646,933	1,636,006	1,539,742
Other Short-term Financial Assets	7,912,402	7,045,880	5,224,911
Accounts Receivables, net	9,284,246	8,950,548	9,786,927
Inventories	10,302,958	9,950,955	9,051,721
Other Current Assets	923,193	931,499	1,252,914
[Non-current Assets]	47,574,026	47,897,541	50,459,161
Other Receivables, net	871,520	879,176	762,912
Other Long-term Financial Assets	1,892,021	1,911,684	2,657,692
Investments in Associates and Joint Ventures	3,609,294	3,557,932	3,882,389
Tangible Assets, net	31,594,559	31,883,535	33,770,339
Good Will & Other Intangible Assets, net	5,859,644	5,952,269	6,088,729
Other Non-current Assets	3,746,988	3,712,945	3,297,100

Total Assets	80,482,147	79,024,959	79,762,995

[Current Liabilities]	19,586,978	18,946,016	18,915,396
[Non-current Liabilities]	12,943,907	12,614,935	15,009,204

Total Liabilities	32,530,885	31,560,951	33,924,600

[Controlling Interest]	44,260,030	43,732,877	42,373,438
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,411,337	1,412,565	1,397,791

33

Hybrid bond	996,919	996,919	996,919
Retained Earnings	44,044,947	43,056,600	41,173,778
Other Controlling Interest	(2,675,576)	(2,215,610)	(1,677,453)
[Minority Interest]	3,691,232	3,731,131	3,464,957

Total Shareholders’ Equity	47,951,262	47,464,008	45,838,395

Total Sales	15,862,284	60,655,100	53,083,513

Operating Income	1,487,704	4,621,834	2,844,325
Consolidated Net Profit	1,083,542	2,973,469	1,048,169
[Controlling Interest]	993,516	2,790,106	1,363,310
[Minority Interest]	90,026	183,363	(315,141)
Consolidated Total Comprehensive Income	1,022,764	2,412,311	1,502,416
[Controlling Interest]	932,193	2,218,278	1,822,533
[Minority Interest]	90,571	194,033	(320,117)
Earnings Per Share	12,323	34,464	16,627
Number of Consolidated Companies	176	180	199

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of March 31, 2018, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the three-month period ended March 31, 2018, and Notes

34

2. Separate Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018.1Q

	(In millions of KRW)
Account	2018.1Q (January 1, 2018 ~ March 31, 2018)	2017	2016
[Current Assets]	16,292,071	14,840,421	11,732,676
Cash & Cash equivalents	412,279	332,405	120,529
Trade Accounts & Notes Receivable(net)	4,235,440	3,867,714	3,216,209
Other Receivables, net	268,982	210,230	246,061
Other Short-term Financial Assets	6,764,415	5,824,087	4,130,963
Inventories	4,529,807	4,543,533	3,995,291
Other Current Assets	81,148	62,452	23,623
[Non-current Assets]	38,642,524	38,851,837	40,323,077
Other Receivables, net	63,663	62,421	87,669
Other Long-term Financial Assets	1,334,669	1,393,316	2,145,570
Investments in Subsidiaries, Associates, and Joint Ventures	15,068,244	15,098,856	15,031,385
Tangible Assets, net	21,417,746	21,561,270	22,257,409
Good Will & Other Intangible Assets, net	552,400	528,074	508,890
Other Non-current Assets	205,802	207,900	292,154

Total Assets	54,934,595	53,692,258	52,055,753

[Current Liabilities]	4,238,394	3,570,148	2,697,252
[Non-current Liabilities]	4,318,914	4,180,655	5,029,054

Total Liabilities	8,557,308	7,750,803	7,726,306

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,438	1,156,429	1,156,303
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	45,404,617	44,605,368	42,943,050
[Other Equity]	(1,663,090)	(1,299,664)	(1,249,228)

Total Shareholders’ Equity	46,377,287	45,941,455	44,329,447

Total Sales	7,760,890	28,553,815	24,324,933

Operating Income	1,015,915	2,902,453	2,635,337
Net Income	768,737	2,545,685	1,785,046
Earnings per share(KRW)	9,513	31,409	21,899

35

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of March 31, 2018, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the three-month period ended March 31, 2018, and Notes.

36

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors (as of March 31, 2018)

Our Board of Directors consists of five inside directors (i.e. Kwon, Oh-Joon; Oh, In-Hwan; Chang, In-Hwa; Yu, Seong; Chon, Jung-Son) and seven outside directors (i.e. Kim, Joo-Hyun; Lee, Myoung-Woo; Bahk, Byong-Won; Kim, Shin-Bae; Chung, Moon-Ki; Chang, Seung-Wha; Kim, Sung-Jin).

Our Board of Directors manages the following five sub-committees:

(a) Director Candidate Recommendation and Management Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Related Party Transactions Committee;

(d) Executive Management Committee; and

(e) Audit Committee.

Relevant Amendments to Articles of Incorporation (as of March 9, 2018)

Prior to Amendment	Post Amendment

Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than twelve (12) Directors, among which the Outside Directors shall constitute the majority of the total number of the Directors.

Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Outside Directors shall constitute the majority of the total number of the Directors.

Article 45. Special Committees

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. Director Candidate Recommendation Committee;

2. Evaluation and Compensation Committee;

3. Finance and Operation Committee;

4. Executive Management Committee;

5. Audit Committee; and

6. Related Party Transactions Committee.

Article 45. Special Committees

(1) The Company shall have special committees under the control of the Board of Directors as follows:

1. Director Candidate Recommendation and Management Committee;

2. Evaluation and Compensation Committee;

3. Finance and Related Party Transactions Committee;

4. Executive Management Committee; and

5. Audit Committee.

37

Composition of the Special Committees under the Board of Directors and their Functions(as of May 15, 2018)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Chon, Jung-Son

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Related Party Transactions Committee	3 Outside Directors;1 Inside Director	Kim, Shin-Bae (Chairman) Lee, Myung-Woo Kim, Sung-Jin Oh, In-Hwan

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Oh, In-Hwan Chang, In-Hwa Yu, Seong Chon, Jung-Son

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

38

(2)	List of Outside Directors (As of March 31, 2018)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Joo-Hyun	• (Present) President, Financial News • Head of Korea Institute of Future, Kookmin University • President&CEO and Head of Business Strategy Division, Hyundai Research Institute	None	Chairman of Board of Directors

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO and Representative Director, SONY Korea	None

Bahk, Byong-Won	• Chairman , Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None

Kim, Shin-Bae	• Vice Chairman, SK Group • Vice Chairman and President Director, SK C&C • President, Korea IoT(Internet of Things) Association • President and CEO, SK Telecom	None

Chung, Moon-Ki	• (Present) Professor in Accounting, Sungkyunkwan University • Partner and Chief Quality Officer, Samil PwC • Committee Member, Accounting Review Committee of Financial Supervisory Service	None

Chang, Seung-Wha	• (Present) Professor of Law, Seoul National University • Member, International Chamber of Commerce(ICC) Court of Arbitration • Appellate Body Member, World Trade Organization(WTO)	None

Kim, Sung-Jin	• (Present) Adjunct Professor at Department of Economics, Seoul National University • Minister of Maritime Affairs and Fisheries • Administrator of the Small and Medium Business Administration	None

39

(3)	List of Key Activities of the Board of Directors (January 1, 2018 ~ May 15, 2018)

Session	Date	Agenda	Approval
2018-1	January 24

•  Deliberation Agenda

1. Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 50th General Meeting of Shareholders

2. Partial Amendments to Articles of Incorporation

3. Silo lease contract with POSCO-TERMINAL Co., Ltd

•  Report Agenda

1. The management result for the fiscal year of 2017

2. Report on the operation of the internal accounting control system for the fiscal year of 2017

All 3 Cases Approved

2018-2	February 13

•  Deliberation Agenda

1. Agenda for the 50th General Meeting of Shareholders

2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

•  Report Agenda

1. Assessment of the operation of the internal accounting control system for the fiscal year of 2017

All 2 Cases Approved

2018-3	March 9

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

4. Commemoration business plan for POSCO’s 50th anniversary

All 4 Cases Approved

2018-4	April 18	• Deliberation Agenda 1. Settlement and operation of Succession Council (plan)	Approved
2018-5	May 11

•  Deliberation Agenda

1. Declaration of first quarter dividend for the fiscal year of 2018

2. Plan for financing in FY2018

3. Record Date for Extraordinary General Meeting of Shareholders

4. FY2018 Transaction Plans with affiliates*

5. Capital Increase in POSCO ES MATERIALS

•  Report Agenda

1. The management result of 1st quarter of 2018 and business plan for 2018

2. Report on the operation of Overseas Subsidiaries

3. Assessment of the operations of Board of Direntors for 2017

All 5 Cases Approved (*Amended)

40

Major Activities of the Outside Directors on the Board of Directors (January 1, 2018 ~ March 31, 2018)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2018-1	January 24	7 (7)	—
2018-2	February 13	7 (7)	—
2018-3	March 9	7 (7)	—
2018-4	April 18	7 (7)	—
2018-5	May 11	7 (7)	—

(4)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2018~March 8, 2018)

Date	Agenda	Approval
February 7, February 13, 2018	• Deliberation Agenda	Approved
1. Qualification Assessment and Recommendation of Outside Director Candidates
• Preliminary Review Agenda
	1. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	—

Major Activities of Director Candidate Recommendation and Management Committee (March 9, 2018~May 15, 2018)

Date	Agenda	Approval
March 9, 2018	• Deliberation Agenda	Approved
1. Appointment of the Chairman of Director Director Candidate Recommendation and Management Committee
• Preliminary Review Agenda
	1. Appointment of the Representative Directors	—

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2018 ~ May 15, 2018)

Date	Agenda	Approval
January 23, January 24, 2018 January 23, 2018	1. Modification on Directors’ long-term performance evaluation* 2. Evaluation of the management result for the fiscal year of 2017	All 2 Cases Approved (*Amended)
February 13, 2018	1. Evaluation plan of the management result for the fiscal year of 2018	Approved
April 18, 2018	1. Appointment of the Chairman of Evaluation and Compensation Committee	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
January 4, 2018	1. Investment of Joint venture for Anode material business in Chile	Approved
January 24, 2018	1. Establishment of Joint venture for Anode material business in China	Approved

41

(d)	Major Activities of Related Party Transaction Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
January 23, 2018	• Report Agenda
	1. Change in Director for voluntary compliance of Fair Trade	—
• Preliminary Review Agenda
	1. Silo lease contract with POSCO-TERMINAL Co., Ltd	—
	• Deliberation Agenda 1. Contribution to Labor Welfare Fund	Approved
February 12, 2018	• Report Agenda 1. Review of and Plan for the operation of the Fair Trading Program	—

(e)	Major Activities of Finance and Related Party Transactions Committee (March 9, 2018 ~ May 15, 2018)

Date	Agenda	Approval
April 18, 2018	Appointment of the Chairman of Finance and Related Party Transactions Committee	Approved
May 11, 2018	• Preliminary Review Agenda
	1. Plan for financing in FY2018	—
	2. Capital Increase in POSCO ES MATERIALS	—
• Deliberation Agenda
	1. Contribution to POSCO Educational Foundation 2. Plan for Payment Guarantee to POSCO VIETNAM	All 2 Cases Approved

(f)	Major Activities of Executive Management Committee (January 1, 2018 ~ May 15, 2018)

Session	Date	Agenda	Approval
2018-1	January 19	• Deliberation Agenda 1. Disposal of treasury stocks for the employee awards	Apporved
2018-2	March 20	• Deliberation Agenda 1, Implementation of equipment of the wharf in Pohang Works 2. Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works 3. Carbon emissions trading	All 3 Cases Approved
2018-3	April 17

•  Deliberation Agenda

1. Disposal of treasury stocks for the employee awards

2. Establishment of upsteam process as C0 level of POSCO Lithium eXtraction Mineral Electrodialysis

3. Establishment of complex combustion facility of Coke Oven in Pohang Works

4. Establishment of STS Slab Grinder and Concurrent Heating Furnace in Pohang Works

5. Replacing old parts for #14 Gas Turbine of LNG generator in Pohang Works

All 5 Cases Approved

B. Audit Committee

(1) Composition of the Audit Committee (Auditors, as of March 31, 2018)

Name	Qualifications	Remarks
Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

42

(2)	Major Activities of the Audit Committee (January 1, 2018 ~ May 15, 2018)

Session	Date	Agenda	Approval

2018-1	January 23	• Deliberation Agenda • Assessment of the Audit Committee for the fiscal year of 2017 • Report Agenda	Approved
		• Report on the operation of the internal accounting control system for the fiscal year of 2017	—
		• The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018	—

2018-2	February 12	• Deliberation Agenda • Internal audit result for the fiscal year of 2017 • Assessment of the operation of the internal accounting control system for the fiscal year of 2017 • Report Agenda	All 2 Cases Approved
		• External audit result for the fiscal year of 2017	—

2018-3	March 29	• Deliberation Agenda • Appointment of the Chairman of the Audit Committee • Approval of audit and non-audit services for POSCO and its subsidiaries • Report Agenda	All 2 Cases Approved
		• Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017	—
		• Assessment of the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017	—

2018-4	April 24	• Deliberation Agenda • Audit report on Form 20-F for the fiscal year of 2017	Approved

2018-5	May 10	• Deliberation Agenda	Approved
• Approval of non-audit service for POSCO
• Report Agenda
		• Internal audit result on the Consolidated Financial Statements for the first quarter of 2018	—
		• External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2018	—
		• Assessment of the operations of the external auditors in the fiscal year of 2017	—

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

43

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	2,355	228	10,000	—
Outside Director	4	80	19		—
Members of the Audit Committee	3	56	18		—

Total	12	2,491	105		—

Payment Period: January 1, 2018 ~March 31, 2018

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.

(2)	Individual remuneration amount

•	N/A

(3)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

44

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2018, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

May 15, 2018

This report is effective as of May 15, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		December 31, 2017

Assets

Cash and cash equivalents	21	~~W~~	2,838,389	2,612,530
Trade accounts and notes receivable, net	4,21,26,27,34		9,284,246	8,950,548
Other receivables, net	5,21,34		1,646,933	1,636,006
Other short-term financial assets	6,21		7,912,402	7,045,880
Inventories	7		10,302,958	9,950,955
Current income tax assets			42,315	38,489
Assets held for sale	8		71,571	71,768
Other current assets	14		809,307	821,242

Total current assets			32,908,121	31,127,418

Long-term trade accounts and notes receivable, net	4,21		714,858	731,570
Other receivables, net	5,21		871,520	879,176
Other long-term financial assets	6,21		1,892,021	1,911,684
Investments in associates and joint ventures	9		3,609,294	3,557,932
Investment property, net	11		1,035,699	1,064,914
Property, plant and equipment, net	12		31,594,559	31,883,535
Intangible assets, net	13		5,859,644	5,952,269
Defined benefit assets, net	19		11,475	8,224
Deferred tax assets			1,479,977	1,419,226
Other non-current assets	14		504,979	489,011

Total non-current assets			47,574,026	47,897,541

Total assets		~~W~~	80,482,147	79,024,959

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		December 31, 2017

Liabilities

Trade accounts and notes payable	21,34	~~W~~	3,591,913	3,465,146
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,084,833	11,274,516
Other payables	16,21,34		2,102,575	1,753,461
Other short-term financial liabilities	17,21		103,981	129,812
Current income tax liabilities			757,270	515,538
Provisions	18,35		144,125	110,946
Other current liabilities	20,26,27		1,802,281	1,696,597

Total current liabilities			19,586,978	18,946,016

Long-term trade accounts and notes payable	21		12,358	12,532
Long-term borrowings, excluding current installments	15,21		9,997,327	9,789,141
Other payables	16,21		139,493	147,750
Other long-term financial liabilities	17,21		135,837	114,105
Defined benefit liabilities, net	19		206,461	137,193
Deferred tax liabilities			1,906,995	1,904,242
Long-term provisions	18,35		504,627	477,172
Other non-current liabilities	20,26		40,809	32,800

Total non-current liabilities			12,943,907	12,614,935

Total liabilities			32,530,885	31,560,951

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,411,337	1,412,565
Hybrid bonds	23		996,919	996,919
Reserves	24		(1,142,537)	(682,556)
Treasury shares	25		(1,533,039)	(1,533,054)
Retained earnings			44,044,947	43,056,600

Equity attributable to owners of the controlling company			44,260,030	43,732,877
Non-controlling interests	23		3,691,232	3,731,131

Total equity			47,951,262	47,464,008

Total liabilities and equity		~~W~~	80,482,147	79,024,959

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2018		March 31, 2017

Revenue	26,27,34,37	~~W~~	15,862,284	15,077,184
Cost of sales	7,27,31,34		(13,476,127)	(12,819,122)

Gross profit			2,386,157	2,258,062

Selling and administrative expenses	31,34
Impairment loss on trade accounts and notes receivable			(13,554)	(25,971)
Other administrative expenses	28		(518,091)	(506,165)
Selling expenses	28		(366,808)	(360,957)

Operating profit			1,487,704	1,364,969

Share of profit of equity-accounted investees, net	9		87,387	72,010

Finance income and costs	21,29
Finance income			456,488	880,204
Finance costs			(519,290)	(947,080)

Other non-operating income and expenses	34
Impairment loss on other receivables			4,655	(23,127)
Other non-operating income	30		60,956	78,436
Other non-operating expenses	30,31		(94,887)	(100,021)

Profit before income tax	37		1,483,013	1,325,391
Income tax expense	32,37		(399,471)	(348,503)

Profit			1,083,542	976,888

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	19		(26,556)	(5,713)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(44,756)	—
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(11,126)	(213,973)
Net changes in unrealized fair value of available-for-sale investments	21		—	37,010
Foreign currency translation differences			21,819	(250,922)
Gains or losses on valuation of derivatives	21		(159)	—

Other comprehensive loss, net of tax			(60,778)	(433,598)

Total comprehensive income		~~W~~	1,022,764	543,290

Profit attributable to:
Owners of the controlling company		~~W~~	993,516	850,928
Non-controlling interests			90,026	125,960

Profit		~~W~~	1,083,542	976,888

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	932,193	470,367
Non-controlling interests			90,571	72,923

Total comprehensive income		~~W~~	1,022,764	543,290

Basic and diluted earnings per share (in Won)	33		12,323	10,532

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-	Total
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests

Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394

Comprehensive income:
Profit		—	—	—	—	—	850,928	850,928	125,960	976,888
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(5,413)	(5,413)	(300)	(5,713)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(188,342)	—	—	(188,342)	(25,631)	(213,973)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	37,689	—	—	37,689	(679)	37,010
Foreign currency translation differences, net of tax		—	—	—	(224,495)	—	—	(224,495)	(26,427)	(250,922)

Total comprehensive income		—	—	—	(375,148)	—	845,515	470,367	72,923	543,290

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(38,023)	(498,010)
Changes in subsidiaries		—	—	—	—	—	—	—	(24,026)	(24,026)
Changes in ownership interest in subsidiaries		—	6,329	—	—	—	—	6,329	267,204	273,533
Interest of hybrid bonds		—	—	—	—	—	(11,109)	(11,109)	(5,964)	(17,073)
Disposal of treasury shares		—	1	—	—	6	—	7	—	7
Others		—	(587)	—	(1,527)	—	(2,534)	(4,648)	1,353	(3,295)

Total transactions with owners of the controlling company		—	5,743	—	(1,527)	6	(473,630)	(469,408)	200,544	(268,864)

Balance as of March 31, 2017	~~W~~	482,403	1,403,534	996,919	(520,660)	(1,533,462)	41,545,663	42,374,397	3,738,423	46,112,820

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total

Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,359)	(76,359)	(63,792)	(140,151)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(412,102)	—	379,370	(32,732)	(19,544)	(52,276)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,094,658)	(1,533,054)	43,359,611	43,623,786	3,647,795	47,271,581

Comprehensive income:
Profit		—	—	—	—	—	993,516	993,516	90,026	1,083,542
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(14,599)	(14,599)	(11,957)	(26,556)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(15,555)	—	—	(15,555)	4,429	(11,126)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(50,621)	—	1,628	(48,993)	4,237	(44,756)
Foreign currency translation differences, net of tax		—	—	—	17,990	—	—	17,990	3,829	21,819
Gains or losses on valuation of derivatives, net of tax		—	—	—	(166)	—	—	(166)	7	(159)

Total comprehensive income		—	—	—	(48,352)	—	980,545	932,193	90,571	1,022,764

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(42,655)	(322,654)
Changes in subsidiaries		—	—	—	—	—	—	—	(31)	(31)
Changes in ownership interest in subsidiaries		—	(814)	—	—	—	—	(814)	200	(614)
Interest of hybrid bonds		—	—	—	—	—	(10,631)	(10,631)	(5,964)	(16,595)
Disposal of treasury shares		—	9	—	—	15	—	24	—	24
Others		—	(423)	—	473	—	(4,579)	(4,529)	1,316	(3,213)

Total transactions with owners of the controlling company		—	(1,228)	—	473	15	(295,209)	(295,949)	(47,134)	(343,083)

Balance as of March 31, 2018	~~W~~	482,403	1,411,337	996,919	(1,142,537)	(1,533,039)	44,044,947	44,260,030	3,691,232	47,951,262

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		March 31, 2017

Cash flows from operating activities
Profit		~~W~~	1,083,542	976,888
Adjustments for:
Depreciation			713,382	731,245
Amortization			108,855	102,581
Finance income			(252,310)	(601,667)
Finance costs			331,842	659,473
Income tax expense			399,471	348,503
Impairment losses on property, plant and equipment			18,222	6,941
Gain on disposal of property, plant and equipment			(3,805)	(5,171)
Loss on disposal of property, plant and equipment			12,210	31,259
Impairment losses on goodwill and intangible assets			1,726	22
Loss on disposal of investments in subsidiaries, associates and joint ventures			435	19,488
Share of profit of equity-accounted investees, net			(87,387)	(72,010)
Gain on disposal of assets held for sale			—	(106)
Expenses related to post-employment benefit			54,834	48,774
Impairment loss on trade and other receivables			8,899	49,098
Loss on valuation of inventories			60,848	82,671
Increase to provisions			41,605	40,515
Others, net			(21,788)	(48,403)

			1,387,039	1,393,213

Changes in operating assets and liabilities	36		(880,133)	(1,306,116)

Interest received			50,660	37,640
Interest paid			(115,532)	(133,744)
Dividends received			56,828	53,005
Income taxes paid			(81,795)	(190,570)

Net cash provided by operating activities		~~W~~	1,500,609	830,316

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		March 31, 2017

Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(7,268,757)	(4,167,926)
Proceeds from disposal of short-term financial instruments			6,455,032	4,415,422
Increase in loans			(155,944)	(235,891)
Collection of loans			169,818	203,505
Acquisitions of securities			(86,250)	—
Acquisitions of available-for-sale investments			—	(12,646)
Proceeds from disposal of securities			24,885	—
Proceeds from disposal of available-for-sale investments			—	13,812
Acquisitions of investments in associates and joint ventures			(7,830)	(7,143)
Proceeds from disposal of investments in associates and joint ventures			3,670	32,926
Acquisitions of investment property			(2,278)	(974)
Acquisitions of property, plant and equipment			(404,066)	(543,323)
Proceeds from disposal of property, plant and equipment			12,750	9,027
Acquisitions of intangible assets			(31,043)	(69,849)
Proceeds from disposal of intangible assets			66,630	7,390
Proceeds from disposal of assets held for sale			9,036	203,224
Decrease in cash from disposal of business, net of cash transferred			(13)	(10,568)
Others, net			(550)	(1,117)

Net cash used in investing activities			(1,214,910)	(164,131)

Cash flows from financing activities
Proceeds from borrowings			444,665	125,831
Repayment of borrowings			(440,269)	(1,006,749)
Proceeds from (repayment of) short-term borrowings, net			(25,282)	332,553
Capital contribution from non-controlling interests			808	249,935
Payment of cash dividends			(5,499)	(5,052)
Payment of interest of hybrid bonds			(16,781)	(16,777)
Others, net			(33,224)	(13,554)

Net cash used in financing activities			(75,582)	(333,813)

Effect of exchange rate fluctuation on cash held			15,742	(52,256)

Net increase in cash and cash equivalents			225,859	280,116

Cash and cash equivalents at beginning of the period			2,612,530	2,447,619

Cash and cash equivalents at end of the period		~~W~~	2,838,389	2,727,735

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2018

(Unaudited)

1. General Information

General information about POSCO, its 39 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 136 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 110 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2018, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

(b)	Consolidated subsidiary included for the first time during the three-month period ended March 31, 2018 was as follows:

Company	Date of inclusion	Ownership (%)	Reason
POS-LT PTY LTD	March 2018	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the three-month period ended March 31, 2018 were as follows:

Company	Date of exclusion	Reason
KIS Devonian Canada Corporation	February 2018	Merged into POSCO DAEWOO E&P CANADA CORPORATION
POSCO-CDSFC	February 2018	Merged into POSCO China Dalian Plate Processing Center Co., Ltd.
POCA STEM Co., Ltd.	March 2018	Liquidation
POSCO E&C VENEZUELA C.A	March 2018	Liquidation
PT PEN INDONESIA	March 2018	Merged into PT. POSCO E&C INDONESIA

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2017. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

This is the first set of the Company’s financial statements where K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” have been applied. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2017.

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2018.

The effect of initially applying these standards is mainly attributed to the following:

•	identify the shipping services included in certain sales contracts as a separate performance obligation

•	determine separate construction contracts such as design, purchase and construction services which are highly dependent or correlated as a single performance obligation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

•	estimate variable consideration such as sales discount and price adjustments based on performance

•	change in the method of revenue recognition from certain construction contracts and service contracts without enforceable right to payment for performance completed

•	change in percentage of completion due to excessive use of materials

•	recognize as an expense immediately of prepaid contract cost unless those costs are explicitly chargeable to the customers regardless of whether the contract is obtained

•	change in classification and subsequent measurement of financial assets

•	increase in impairment loss on financial assets

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter Transactions Involving Advertising Services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the Construction of Real Estate”, and K-IFRS No. 2118 “Transfers of Assets from Customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application, and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings and non-controlling interests as of January 1, 2018.

(in millions of Won)	Retained earnings		Non-controlling interests
Shipping services included in the sales contract	~~W~~	(949)	(156)
Separate construction contract determined to be a single performance obligation		452	628
Variable consideration for sales discounts and price adjustments based on performance		(2,773)	88
Change in revenue recognition method for contracts without enforceable right to payment		(6,481)	(5,847)
Change in percentage of completion due to excessive use of materials		(2,855)	(1,512)
Recognize as an expense the prepaid contract cost		(63,753)	(56,993)

	~~W~~	(76,359)	(63,792)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1) Identification of performance obligations

The Company holds certain contracts for sales of manufactured product and merchandise which include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue, cost of sales and selling and administrative expenses, increases in other current assets and contract liabilities and decrease in other payables as of and for the three-month period ended March 31, 2018.

Certain construction contracts of the Company includes design, purchase and construction services through separate service contracts. According to K-IFRS No. 1115, if service or goods provided by the Company are highly dependent or correlated, the Company should identify them as a single performance obligation regardless of the number of contracts made.

The Company considered each service contract as a combined single obligation and identified as a single performance obligation. This change in relevant accounting policy resulted in increases in revenue and contract assets as of and for the three-month period ended March 31, 2018.

2) Variable consideration

Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

In certain sales arrangements, unit price is subject to adjustment due to quality of products. A certain percentage of sales discount is also provided in case customers make payment before the settlement due date. In addition, certain service contracts are subject to compensation payment if the Company fails to achieve a promised level of obligation.

The Company changed its accounting treatment in accordance with K-IFRS No. 1115. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities as of and for the three-month period ended March 31, 2018.

3) Performance obligation satisfied over time

In accordance with K-IFRS No. 1115, revenue is recognized over time by measuring progress only if the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

The Company has determined that it has no enforceable right to payment for completed to date for certain service contracts including construction service of which the Company provides. This change in relevant accounting policy resulted in decreases in revenue and cost of sales, decrease in contract assets and increases inventories and contract liabilities as of and for the three-month period ended March 31, 2018.

According to K-IFRS No. 1115, the effects of any inputs that do not depict the transfer of control of goods or services to the customer such as the costs of wasted materials, labor or other resources to fulfil the contract that were not reflected in the price of the contract should be excluded from calculating percentage of completion. This change in relevant accounting policy resulted in increase in revenue and decreases in contract assets and liabilities as of and for the three-month period ended March 31, 2018.

4) Incremental costs of obtaining a contract

In accordance with K-IFRS No. 1115, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs, and costs that are recognized as assets are amortized over the period that the related goods or services are transferred to the customer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

Certain costs incurred in construction segment such as costs to obtain a contract that would have been incurred regardless of whether the contract was obtained should be recognized as an expense immediately, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Such costs have been previously capitalized if it is probable the related contracts will be entered into. This change in relevant accounting policy resulted in decreases in revenue and cost of sales, increase in selling and administrative expenses, decreases in contract assets, other current assets and provisions and increase in contract liabilities as of and for the three-month period ended March 31, 2018.

5) Impacts of changes in accounting polices

The effects of adoption of K-IFRS No. 1115 to the Company’s condensed consolidated interim statements of financial position and condensed consolidated interim statements of comprehensive income as of and for the three-month period ended March 31, 2018 are as follows. There were no material impact on the Company’s condensed consolidated interim statements of cash flows for the three-month period ended March 31, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed interim statements of financial position
Current assets	~~W~~	32,908,121	180,923	33,089,044
Trade accounts and notes receivable		9,284,246	159,575	9,443,821
Inventories		10,302,958	(67,368)	10,235,590
Other current assets		809,307	88,716	898,023
Non-current assets		47,574,026	(43,974)	47,530,052
Deferred tax assets		1,479,977	(43,974)	1,436,003
Current liabilities		19,586,978	1,089	19,588,067
Others payables		2,102,575	19,311	2,121,886
Current income tax liabilities		757,270	1,926	759,196
Provisions		144,125	(54,258)	89,867
Other current liabilities		1,802,281	34,110	1,836,391
Non-current liabilities		12,943,907	109	12,944,016
Provisions		504,627	109	504,736
Retained earnings		44,044,947	71,010	44,115,957
Non-controlling interests		3,691,232	64,741	3,755,973
Condensed interim statements of comprehensive income
Revenue	~~W~~	15,862,284	21,315	15,883,599
Cost of sales		(13,476,127)	9,515	(13,466,612)
Selling and administrative expenses		(898,453)	(34,975)	(933,428)
Profit before income tax		1,483,013	(4,145)	1,478,868
Income tax expense		(399,471)	(255)	(399,726)
Profit		1,083,542	(4,400)	1,079,142

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively application with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the accumulated effect resulting from initial application of K-IFRS No. 1109 as reserves, retained earnings and non-controlling interests of the Company at the date of initial application.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves, retained earnings and non-controlling interests as of January 1, 2018.

(in millions of Won)	Reserves		Retained earnings	Non-controlling interests
Classification to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~	(412,102)	412,102	—
Recognition of expected credit losses		—	(32,732)	(19,544)

	~~W~~	(412,102)	379,370	(19,544)

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1) Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost(*1)	Fair value through profit or loss(*2)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income calculated using the effective interest method, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other accumulated comprehensive income are reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

As of January 1, 2018, the date of initial application, the measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Derivative assets	Financial assets at fair value through profit or loss	~~W~~	65,051	Fair value through profit or loss	~~W~~	65,051
	Hedging instrument		3,239	Hedging instrument		3,239
Cash and cash equivalents	Loans and receivables		2,612,530	Amortized cost		2,612,530
Trade accounts and notes receivable(*1)	Loans and receivables		8,901,867	Amortized cost		8,839,978
Other receivables(*1)	Loans and receivables		2,195,466	Fair value through profit or loss		1,898
				Amortized cost		2,188,820
Equity securities(*2)	Available-for-sale financial assets		1,421,295	Fair value through profit or loss		17,812
				Fair value through other comprehensive income		1,403,483
Debt securities(*2)	Available-for-sale financial assets		190,579	Fair value through profit or loss		188,276
				Fair value through other comprehensive income		2,303
	Held-to-maturity financial assets		5,211	Amortized cost		5,211
Other securities(*2)	Available-for-sale financial assets		366,241	Fair value through profit or loss		366,241
Deposit instruments	Loans and receivables		1,358,311	Amortized cost		1,358,311
Short-term financial instruments	Financial assets at fair value through profit or loss		1,970			5,547,637
	Loans and receivables		5,545,667	Fair value through profit or loss

(*1)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~66,637 million, retained earnings and non-controlling interests were decreased by ~~W~~32,732 million and ~~W~~19,544 million, respectively.
(*2)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~412,102 million and retained earnings were increased by ~~W~~412,102 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the existing requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “Financial Instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2) Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

As of January 1, 2018, the date of initial application, the Company recognized an increase in loss allowances of ~~W~~66,637 million and decreases in retained earnings and non-controlling interests of ~~W~~32,732 million and ~~W~~19,544 million, respectively.

3) Hedge Accounting

Regarding the initial application of K-IFRS No. 1109, the Company determined to consistently apply hedge accounting requirements of K-IFRS No. 1039.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning after January 1, 2018, and the Company has not early adopted them.

(a)	K-IFRS No. 1116 “Leases”

K-IFRS No. 1116 “Leases” will replace K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted to K-IFRS No. 1115.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

K-IFRS No. 1116 suggests a single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease of which has a term of 12 months or less at the commencement date and low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has not yet initiated to prepare for the application of K-IFRS No. 1116 and the Company has not performed an assessment of the impact resulting from the application of K-IFRS No. 1116. The Company will complete the analysis of financial impacts arising from applying this standard in 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Trade accounts and notes receivable	~~W~~	9,039,543	8,583,311
Finance lease receivables		7,851	10,469
Due from customers for contract work		752,824	850,301
Less: Allowance for doubtful accounts		(515,972)	(493,533)

	~~W~~	9,284,246	8,950,548

Non-current
Trade accounts and notes receivable	~~W~~	894,436	871,432
Finance lease receivables		25	734
Less: Allowance for doubtful accounts		(179,603)	(140,596)

	~~W~~	714,858	731,570

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~514,765 million and ~~W~~309,964 million as of March 31, 2018 and December 31, 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Loans	~~W~~	568,328	617,696
Other accounts receivable		965,924	960,543
Accrued income		217,285	179,971
Deposits		105,934	107,137
Others		38,594	18,925
Less: Allowance for doubtful accounts		(249,132)	(248,266)

	~~W~~	1,646,933	1,636,006

Non-current
Loans	~~W~~	859,827	874,158
Other accounts receivable		93,129	92,939
Accrued income		1,891	1,663
Deposits		130,167	122,485
Less: Allowance for doubtful accounts		(213,494)	(212,069)

	~~W~~	871,520	879,176

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Derivatives assets	~~W~~	75,055	63,912
Debt securities		135,685	—
Financial assets held for trading		—	1,970
Available-for-sale securities (bonds)		—	136,141
Current portion of held-to-maturity securities		—	421
Deposit instruments(*1,2)		1,560,933	1,297,769
Short-term financial instruments(*2)		6,140,729	5,545,667

	~~W~~	7,912,402	7,045,880

Non-current
Derivatives assets	~~W~~	3,981	4,378
Equity securities(*3)		1,380,943	—
Debt securities		47,943	—
Other securities(*3)		395,951	—
Available-for-sale securities (equity instruments)(*3)		—	1,730,753
Available-for-sale securities (bonds)		—	54,439
Available-for-sale securities (others)		—	56,782
Held-to-maturity securities		—	4,790
Deposit instruments(*2)		63,203	60,542

	~~W~~	1,892,021	1,911,684

(*1)	As of March 31, 2018 and December 31, 2017, ~~W~~6,881 million and ~~W~~10,080 million, respectively, are restricted for the use in a government project.
(*2)	As of March 31, 2018 and December 31, 2017, financial instruments amounting to ~~W~~88,668 million and ~~W~~78,477 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	As of March 31, 2018 and December 31, 2017, ~~W~~136,347 million and ~~W~~136,099 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

7. Inventories

Inventories as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Finished goods	~~W~~	1,362,682	1,526,628
Merchandise		957,988	930,558
Semi-finished goods		1,748,804	1,721,130
Raw materials		2,623,703	2,329,268
Fuel and materials		827,564	808,016
Construction inventories		909,456	849,266
Materials-in-transit		1,919,990	1,818,576
Others		86,892	103,144

		10,437,079	10,086,586

Less: Allowance for inventories valuation		(134,121)	(135,631)

	~~W~~	10,302,958	9,950,955

The amounts of loss on valuation of inventories recognized within cost of sales during the three-month period ended March 31, 2018 and the year ended December 31, 2017 were ~~W~~60,848 million and ~~W~~78,560 million, respectively.

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018				December 31, 2017
	The controlling company		Subsidiaries(*1)	Total	The controlling company	Subsidiaries(*1)	Total
Assets
Property, plant and equipment	~~W~~	231	71,340	71,571	392	71,340	71,732
Others		—	—	—	—	36	36

	~~W~~	231	71,340	71,571	392	71,376	71,768

(*1)	During the year ended December 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, determined to dispose of the office building, Seomyeon Fiesta, in Busan and classified the related property, plant and equipment amounting to ~~W~~71,340 million as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018						December 31, 2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	178,713,975,892	31.14	~~W~~	178,787	~~W~~	175,202	175,553
SNNC	18,130,000	49.00		90,650		110,572	110,424
QSONE Co.,Ltd.	200,000	50.00		84,395		84,550	85,049
Chun-cheon Energy Co., Ltd(*1)	16,098,143	45.67		80,491		78,919	74,378
Incheon-Gimpo Expressway Co., Ltd.(*1,3)	9,032,539	18.26		45,163		22,717	31,660
BLUE OCEAN Private Equity Fund	333	27.52		33,300		18,091	19,620
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,868	17,252
UITrans LRT Co., Ltd.(*1)	7,714,380	38.19		38,572		15,000	15,841
Daesung Steel(*3)	108,038	17.54		14,000		15,430	15,500
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		11,479	12,379
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	6,485	12.50		6,485		5,990	6,828
KONES, Corp.	3,250,000	41.67		6,893		2,624	2,827
Others (34 companies)(*1)						70,297	67,325

						628,739	634,636

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		192,380	197,069
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		164,303		208,202	142,348
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		121,838	121,702
Eureka Moly LLC	—	20.00		240,123		79,035	79,398
AMCI (WA) PTY LTD	49	49.00		209,664		61,380	63,378
Nickel Mining Company SAS	3,234,698	49.00		157,585		47,603	45,905
NCR LLC	—	29.41		37,939		33,929	33,738
KOREA LNG LTD.	2,400	20.00		135,205		34,668	33,422
PT. Batutua Tembaga Raya	128,285	22.00		21,824		21,988	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,929	15,617
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		12,875	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,004	6,517
Others (26 companies)(*1)						109,208	111,497

						946,039	885,805

					~~W~~	1,574,778	1,520,441

(*1)	As of March 31, 2018 and December 31, 2017, investments in associates amounting to ~~W~~153,405 million and ~~W~~158,370 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)	As of March 31, 2018 and December 31, 2017, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*3)	As of March 31, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018						December 31, 2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	128,006	110,760
Others (5 companies)						7,528	6,094

						135,534	116,854

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,102,326	1,125,133
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		346,733	348,836
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		126,364	146,427
KOBRASCO	2,010,719,185	50.00		32,950		124,101	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,352	88,305
DMSA/AMSA(*1)	—	4.00		314,231		61,058	56,735
Others (14 companies)						47,048	46,716

						1,898,982	1,920,637

					~~W~~	2,034,516	2,037,491

(*1)	As of March 31, 2018 and December 31, 2017, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

1)	For the three-month period ended March 31, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profit (loss)	Other increase (decrease)(*1)	March 31, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,553	—	—	(351)	—	175,202
SNNC		110,424	—	—	148	—	110,572
QSONE Co.,Ltd.		85,049	—	(550)	51	—	84,550
Chun-cheon Energy Co., Ltd		74,378	—	—	4,541	—	78,919
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(8,943)	—	22,717
BLUE OCEAN Private Equity Fund		19,620	—	—	(359)	(1,170)	18,091
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,252	—	—	616	—	17,868
UITrans LRT Co., Ltd.		15,841	—	—	(841)	—	15,000
Daesung Steel		15,500	—	—	(70)	—	15,430
Keystone NO. 1. Private Equity Fund		12,379	—	—	(1,000)	100	11,479
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(838)	—	5,990
KONES, Corp.		2,827	—	—	(203)	—	2,624
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	17,246	—	128,006
Others (39 companies)		73,419	7,553	(120)	(2,784)	(243)	77,825

		751,490	7,553	(670)	7,213	(1,313)	764,273

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(17,354)	13,575	(910)	192,380
AES-VCM Mong Duong Power Company Limited		142,348	—	—	8,457	57,397	208,202
7623704 Canada Inc.		121,702	—	(2,478)	3,201	(587)	121,838
Eureka Moly LLC		79,398	—	—	(11)	(352)	79,035
AMCI (WA) PTY LTD		63,378	—	—	(4)	(1,994)	61,380
Nickel Mining Company SAS		45,905	—	—	453	1,245	47,603
NCR LLC		33,738	277	—	(812)	726	33,929
KOREA LNG LTD.		33,422	—	(2,355)	2,417	1,184	34,668
PT. Batutua Tembaga Raya		21,823	—	—	233	(68)	21,988
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(362)	674	15,929
PT. Wampu Electric Power		13,391	—	—	(457)	(59)	12,875
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,517	—	—	87	400	7,004
Roy Hill Holdings Pty Ltd		1,125,133	—	—	47,023	(69,830)	1,102,326
POSCO-NPS Niobium LLC		348,836	—	(7,196)	6,624	(1,531)	346,733
CSP - Compania Siderurgica do Pecem		146,427	—	—	(19,493)	(570)	126,364
KOBRASCO		108,485	—	—	16,242	(626)	124,101
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	48	2,999	91,352
DMSA/AMSA		56,735	9,608	—	(5,066)	(219)	61,058
Others (40 companies)		158,213	322	(4,386)	8,019	(5,912)	156,256

		2,806,442	10,207	(33,769)	80,174	(18,033)	2,845,021

	~~W~~	3,557,932	17,760	(34,439)	87,387	(19,346)	3,609,294

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	For the year ended December 31, 2017

(in millions of Won)
Company	December 31, 2016 Book value		Acquisition	Dividends	Share of profit (loss)	Other increase (decrease)(*1)	December 31, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,690	—	—	418	(555)	175,553
SNNC		107,859	—	—	2,370	195	110,424
QSONE Co.,Ltd.		84,799	—	(368)	618	—	85,049
Chun-cheon Energy Co., Ltd		45,077	27,791	—	1,510	—	74,378
Incheon-Gimpo Expressway Co., Ltd.		37,372	—	—	(6,463)	751	31,660
BLUE OCEAN Private Equity Fund		35,752	—	—	(8,154)	(7,978)	19,620
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,551	—	—	4,701	—	17,252
UITrans LRT Co., Ltd.		17,851	—	—	(2,010)	—	15,841
Daesung Steel		12,302	—	—	3,198	—	15,500
Keystone NO. 1. Private Equity Fund		13,314	—	—	(886)	(49)	12,379
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(197)	(4,865)	6,828
KONES, Corp.		5,641	—	—	(2,774)	(40)	2,827
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	27,582	65	110,760
Others (40 companies)		55,061	28,348	(137)	(7,995)	(1,858)	73,419

		698,272	56,139	(505)	11,918	(14,334)	751,490

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(37,016)	42,896	(24,807)	197,069
AES-VCM Mong Duong Power Company Limited		167,141	—	(30,798)	19,644	(13,639)	142,348
7623704 Canada Inc.		137,512	—	(7,563)	7,468	(15,715)	121,702
Eureka Moly LLC		89,601	—	—	(35)	(10,168)	79,398
AMCI (WA) PTY LTD		70,501	—	—	(4,299)	(2,824)	63,378
Nickel Mining Company SAS		45,138	—	—	424	343	45,905
NCR LLC		36,738	276	—	(60)	(3,216)	33,738
KOREA LNG LTD.		63,058	—	(6,466)	(70,180)	47,010	33,422
PT. Batutua Tembaga Raya		22,723	—	—	260	(1,160)	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(1,268)	(1,123)	15,617
PT. Wampu Electric Power		8,706	—	—	5,927	(1,242)	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	303	(626)	6,517
Roy Hill Holdings Pty Ltd		1,186,859	—	—	46,020	(107,746)	1,125,133
POSCO-NPS Niobium LLC		393,570	—	(17,277)	17,173	(44,630)	348,836
CSP - Compania Siderurgica do Pecem		330,463	—	—	(147,847)	(36,189)	146,427
KOBRASCO		88,308	—	(22,135)	56,445	(14,133)	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,555	(5,077)	88,305
DMSA/AMSA		74,935	13,712	—	(22,339)	(9,573)	56,735
Others (40 companies)		130,651	22,209	(4,408)	46,535	(36,774)	158,213

		3,184,117	36,197	(131,205)	(1,378)	(281,289)	2,806,442

	~~W~~	3,882,389	92,336	(131,710)	10,540	(295,623)	3,557,932

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period ended March 31, 2018 and the year ended December 31, 2017 are as follows:

1)	March 31, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	561,451	747	560,704	—	(1,128)
SNNC		644,123	397,733	246,390	142,370	(66)
QSONE Co.,Ltd.		248,508	79,409	169,099	3,622	101
Chun-cheon Energy Co., Ltd		702,110	531,283	170,827	97,387	9,885
Incheon-Gimpo Expressway Co., Ltd.		1,082,337	921,242	161,095	—	(48,799)
BLUE OCEAN Private Equity Fund		306,727	172,960	133,767	104,828	(400)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		69,077	38,878	30,199	11,420	2,087
UITrans LRT Co., Ltd.		460,874	383,203	77,671	3,170	(2,202)
Daesung Steel		172,208	115,626	56,582	16,826	(397)
Keystone NO. 1. Private Equity Fund		180,246	146,679	33,567	1,887	(2,471)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		48,899	983	47,916	523	(6,705)
KONES, Corp.		2,130	1,467	663	984	(487)
POSCO MITSUBISHI CARBON TECHNOLOGY		454,450	241,868	212,582	71,087	28,787
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,880,024	1,108,589	771,435	129,129	54,213
7623704 Canada Inc.		1,185,121	1,448	1,183,673	—	30,781
Nickel Mining Company SAS		467,239	324,278	142,961	24,559	(1,586)
KOREA LNG LTD.		185,731	84	185,647	12,534	12,087
PT. Batutua Tembaga Raya		341,980	277,642	64,338	33,657	1,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		74,007	21,452	52,555	29,301	(1,058)
PT. Wampu Electric Power		205,705	144,351	61,354	4,304	(2,286)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		74,736	46,263	28,473	22,764	358
Roy Hill Holdings Pty Ltd		9,791,544	6,230,793	3,560,751	464,269	76,788
POSCO-NPS Niobium LLC		693,263	—	693,263	—	13,247
CSP - Compania Siderurgica do Pecem		4,689,841	4,199,454	490,387	374,978	(92,356)
KOBRASCO		267,745	19,543	248,202	49,297	32,484
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		755,399	417,606	337,793	237,926	193
DMSA/AMSA		5,562,854	4,037,179	1,525,675	127,114	(126,795)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	562,698	866	561,832	—	1,261
SNNC		705,975	459,519	246,456	576,023	2,417
QSONE Co.,Ltd.		248,779	78,680	170,099	15,297	1,236
Chun-cheon Energy Co., Ltd		700,079	539,137	160,942	164,294	(8,250)
Incheon-Gimpo Expressway Co., Ltd.		1,132,233	922,338	209,895	—	(23,221)
BLUE OCEAN Private Equity Fund		311,129	188,512	122,617	445,238	(3,345)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		76,184	48,072	28,112	77,093	15,921
UITrans LRT Co., Ltd.		464,074	384,202	79,872	3,689	(13,263)
Daesung Steel		169,774	112,795	56,979	70,434	18,230
Keystone NO. 1. Private Equity Fund		170,155	133,033	37,122	5,391	(2,070)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,936	1,315	54,621	10,212	(1,578)
KONES, Corp.		2,766	1,616	1,150	5,379	139
POSCO MITSUBISHI CARBON TECHNOLOGY		478,847	295,052	183,795	154,312	46,138
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,911,942	1,121,783	790,159	445,682	171,303
7623704 Canada Inc.		1,182,376	9	1,182,367	—	82,344
Nickel Mining Company SAS		465,700	324,687	141,013	179,683	(4,450)
KOREA LNG LTD.		179,269	86	179,183	34,640	32,446
PT. Batutua Tembaga Raya		336,085	272,542	63,543	195,520	49,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		70,437	18,722	51,715	85,850	(3,736)
PT. Wampu Electric Power		212,095	148,177	63,918	779	29,634
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		70,701	43,588	27,113	84,973	1,210
Roy Hill Holdings Pty Ltd		10,148,416	6,600,900	3,547,516	2,988,372	797,008
POSCO-NPS Niobium LLC		697,470	—	697,470	—	32,481
CSP - Compania Siderurgica do Pecem		4,805,353	4,223,392	581,961	1,290,767	(740,591)
KOBRASCO		252,813	35,843	216,970	179,453	112,890
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		717,472	391,871	325,601	1,245,178	5,978
DMSA/AMSA		5,586,171	4,167,906	1,418,265	630,229	(475,958)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2018 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending

Land	~~W~~	360,402	—	(94)	—	(22,708)	337,600
Buildings		634,040	—	(239)	(5,355)	(905)	627,541
Structures		6,281	—	—	(156)	(4,280)	1,845
Construction-in-progress		64,191	2,278	—	—	2,244	68,713

	~~W~~	1,064,914	2,278	(333)	(5,511)	(25,649)	1,035,699

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending

Land	~~W~~	392,723	20,941	(37,725)	—	(15,537)	360,402
Buildings		671,539	38,831	(9,506)	(23,450)	(43,374)	634,040
Structures		2,147	—	—	(591)	4,725	6,281
Construction-in-progress		51,311	17,648	—	—	(4,768)	64,191

	~~W~~	1,117,720	77,420	(47,231)	(24,041)	(58,954)	1,064,914

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending

Land	~~W~~	2,527,650	307	(4,108)	—	6,831	2,530,680
Buildings		4,877,018	4,855	(666)	(84,915)	38,717	4,835,009
Structures		2,765,852	1,609	(134)	(52,563)	13,865	2,728,629
Machinery and equipment		19,367,957	18,980	(4,909)	(559,374)	262,495	19,085,149
Vehicles		32,861	2,676	(165)	(4,119)	344	31,597
Tools		63,640	3,108	(65)	(6,867)	2,418	62,234
Furniture and fixtures		145,439	7,869	(95)	(13,253)	(729)	139,231
Finance lease assets		145,257	47	(558)	(4,232)	(435)	140,079
Bearer plants		65,515	—	—	(770)	(815)	63,930
Construction-in-progress		1,892,346	399,195	(8,601)	—	(304,919)	1,978,021

	~~W~~	31,883,535	438,646	(19,301)	(726,093)	17,772	31,594,559

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~18,222 million are included.
(*2)	Represents assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,601,208	3,477	(18,226)	—	(58,809)	2,527,650
Buildings		4,995,631	53,961	(5,782)	(361,531)	194,739	4,877,018
Structures		2,908,480	18,943	(2,558)	(246,229)	87,216	2,765,852
Machinery and equipment		20,318,390	194,653	(93,210)	(2,217,435)	1,165,559	19,367,957
Vehicles		46,699	9,982	(1,623)	(22,340)	143	32,861
Tools		71,380	16,424	(976)	(28,539)	5,351	63,640
Furniture and fixtures		132,406	61,597	(1,296)	(48,416)	1,148	145,439
Finance lease assets		159,013	4,760	(453)	(14,810)	(3,253)	145,257
Bearer plants		—	—	—	(4,830)	70,345	65,515
Construction-in-progress		2,537,132	1,894,067	(817)	(36,706)	(2,501,330)	1,892,346

	~~W~~	33,770,339	2,257,864	(124,941)	(2,980,836)	(1,038,891)	31,883,535

(*1)	Includes impairment losses on property, plant and equipment amounting to ~~W~~117,231 million. During the year ended December 31, 2017, due to the existence of indicators for impairment, such as continuing operating loss on Suncheon Bay Personal Rapid Transit business of the Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, the Company performed impairment test and recognized impairment loss of ~~W~~48,070 million. The impairment recorded in 2017 also included ~~W~~17,651 million related to POSCO for individual assets due to a decline in economic result and others.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending

Goodwill	~~W~~	1,349,838	—	—	—	—	(153)	1,349,685
Intellectual property rights		2,449,193	4,057	(32,516)	(66,730)	(786)	(7,114)	2,346,104
Premium in rental(*1)		118,310	3,927	(3,710)	(38)	(2)	64	118,551
Development expense		80,218	335	—	(9,180)	(411)	8,007	78,969
Port facilities usage rights		309,373	—	—	(5,420)	—	13	303,966
Exploratation and evaluation assets		205,944	1,094	—	—	—	276	207,314
Customer relationships		466,945	—	—	(13,300)	—	2,868	456,513
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		433,043	45,628	(63)	(14,187)	(527)	(4,757)	459,137

	~~W~~	5,952,269	55,041	(36,289)	(108,855)	(1,726)	(796)	5,859,644

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,375,131	—	—	—	—	(21,750)	(3,543)	1,349,838
Intellectual property rights		2,521,171	167,580	47,625	(450)	(217,932)	(74,524)	5,723	2,449,193
Premium in rental(*1)		119,039	6,006	—	(3,666)	(611)	(1,661)	(797)	118,310
Development expense		117,012	3,479	—	(1,179)	(66,847)	(694)	28,447	80,218
Port facilities usage rights		256,617	—	—	—	(19,912)	—	72,668	309,373
Exploratation and evaluation assets		162,268	91,548	—	—	—	(56,519)	8,647	205,944
Customer relationships		514,245	—	—	—	(46,508)	—	(792)	466,945
Power generation permit		539,405	—	—	—	—	—	—	539,405
Other intangible assets		483,841	84,502	—	(1,641)	(57,964)	(11,829)	(63,866)	433,043

	~~W~~	6,088,729	353,115	47,625	(6,936)	(409,774)	(166,977)	46,487	5,952,269

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

14. Other Assets

Other assets as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Advance payments	~~W~~	569,907	661,779
Prepaid expenses		232,125	143,032
Firm commitment asset		5,836	15,115
Others		1,439	1,316

	~~W~~	809,307	821,242

Non-current
Long-term advance payments	~~W~~	24,525	24,201
Long-term prepaid expenses		357,764	333,153
Others(*1)		122,690	131,657

	~~W~~	504,979	489,011

(*1)	As of March 31, 2018 and December 31, 2017, the Company recognized tax assets amounting to ~~W~~88,633 based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2018		December 31, 2017
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.8~9.0	~~W~~	179,500	217,879
Short-term borrowings	HSBC and others	0.3~10.5		7,963,440	7,956,939

				8,142,940	8,174,818

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,219,088	1,407,123
Current portion of debentures	Korea Development Bank and others	1.4~6.1		1,723,934	1,693,974

Less: Current portion of discount on debentures issued				(1,129)	(1,399)

				2,941,893	3,099,698

			~~W~~	11,084,833	11,274,516

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2018		December 31, 2017
Long-term borrowings	Export-Import Bank of Korea and others	0.4~8.4	~~W~~	4,960,631	4,839,199
Less: Present value discount				(33,342)	(36,459)
Debentures	Korea Development Bank and others	1.8~6.3		5,082,561	4,999,575
Less: Discount on debentures issued				(12,523)	(13,174)

			~~W~~	9,997,327	9,789,141

(c)	Assets pledged as collateral in regards to the borrowings as of March 31, 2018 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property(*1)	Korea Development Bank and others	~~W~~	5,705,490	4,973,584
Trade accounts and notes receivable	Korea Development Bank and others		146,375	146,375
Inventories	Export-Import Bank of Korea and others		177,049	116,153
Financial instruments	Woori Bank and others		75,183	51,828

		~~W~~	6,104,097	5,287,940

(*1)	Includes other assets(land-use right).

16. Other Payables

Other payables as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Current
Accounts payable	~~W~~	835,056	800,374
Accrued expenses		643,280	653,923
Dividend payable		343,181	7,213
Finance lease liabilities		14,331	17,763
Withholdings		266,727	274,188

	~~W~~	2,102,575	1,753,461

Non-current
Accounts payable	~~W~~	1,637	4,632
Accrued expenses		9,962	14,234
Finance lease liabilities		73,560	75,255
Long-term withholdings		54,334	53,629

	~~W~~	139,493	147,750

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Current
Derivative liabilities	~~W~~	44,779	69,872
Financial guarantee liabilities		59,202	59,940

	~~W~~	103,981	129,812

Non-current
Derivative liabilities	~~W~~	109,097	85,638
Financial guarantee liabilities		26,740	28,467

	~~W~~	135,837	114,105

18. Provisions

(a)	Provisions as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018			December 31, 2017
	Current		Non-current	Current	Non-current

Provision for bonus payments	~~W~~	25,679	—	49,171	—
Provision for construction warranties		10,923	113,876	11,804	106,232
Provision for legal contingencies and claims(*1)		495	49,526	495	36,269
Provision for restoration(*2)		12,940	84,864	12,273	121,917
Others(*3,4,5)		94,088	256,361	37,203	212,754

	~~W~~	144,125	504,627	110,946	477,172

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~40,992 million and ~~W~~27,963 million as provisions in relation to lawsuits against the Company as of March 31, 2018 and December 31, 2017, respectively.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~28,976 million as provisions for restoration as of March 31, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.81% to measure present value of these costs.
(*3)	As of March 31, 2018 and December 31, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~167,888 million and ~~W~~157,461 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.
(*4)	The Company has recognized ~~W~~44,413 million of emission liabilities which is estimated amount to be submitted to government in excess of emission allowance as of March 31, 2018.
(*5)	As of March 31, 2018 and December 31, 2017, the amount includes a provision of ~~W~~17,595 million and ~~W~~23,600 million, respectively, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

1)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending

Provision for bonus payments	~~W~~	49,171	13,867	(36,944)	(425)	10	25,679
Provision for construction warranties		118,036	12,300	(5,171)	(272)	(94)	124,799
Provision for legal contingencies and claims		36,764	14,152	(691)	(193)	(11)	50,021
Provision for restoration		134,190	1,587	(688)	(36,029)	(1,256)	97,804
Others		249,957	69,637	(11,043)	(19,577)	61,475	350,449

	~~W~~	588,118	111,543	(54,537)	(56,496)	60,124	648,752

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending

Provision for bonus payments	~~W~~	42,986	74,728	(64,319)	(3,035)	(1,189)	49,171
Provision for construction warranties		96,709	40,916	(18,006)	(2,502)	919	118,036
Provision for legal contingencies and claims		84,846	27,459	(70,156)	(1,749)	(3,636)	36,764
Provision for restoration		62,594	63,438	(8,530)	—	16,688	134,190
Others		165,469	161,054	(64,850)	(20,199)	8,483	249,957

	~~W~~	452,604	367,595	(225,861)	(27,485)	21,265	588,118

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017

Expense related to post-employment benefit plans under defined contribution plans	~~W~~	10,509	8,588

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Present value of funded obligations	~~W~~	1,846,119	1,826,907
Fair value of plan assets(*1)		(1,667,030)	(1,714,166)
Present value of non-funded obligations		15,897	16,228

Net defined benefit liabilities	~~W~~	194,986	128,969

(*1)	As of March 31, 2018 and December 31, 2017, the Company recognized net defined benefit assets amounting to ~~W~~11,475 million and ~~W~~8,224 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Defined benefit obligation at the beginning of period	~~W~~	1,843,135	1,733,020
Current service costs		54,417	209,612
Interest costs		11,989	35,830
Remeasurements		35,434	51,994
Benefits paid		(84,076)	(185,220)
Others		1,117	(2,101)

Defined benefit obligation at the end of period	~~W~~	1,862,016	1,843,135

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Fair value of plan assets at the beginning of period	~~W~~	1,714,166	1,693,118
Interest on plan assets		11,572	45,516
Remeasurement of plan assets		(3,613)	(17,190)
Contributions to plan assets		—	164,828
Benefits paid		(64,225)	(168,643)
Others		9,130	(3,463)

Fair value of plan assets at the end of period	~~W~~	1,667,030	1,714,166

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017

Current service costs	~~W~~	54,417	50,896
Net interest costs		417	(2,122)

	~~W~~	54,834	48,774

20. Other Liabilities

Other liabilities as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Current
Due to customers for contract work	~~W~~	748,795	821,875
Advances received		621,301	599,879
Unearned revenue		53,957	7,121
Withholdings		302,144	221,940
Firm commitment liability		19,680	12,192
Others		56,404	33,590

	~~W~~	1,802,281	1,696,597

Non-current
Unearned revenue	~~W~~	21,457	18,440
Others		19,352	14,360

	~~W~~	40,809	32,800

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2018 and December 31, 2017 are as follows:

①	March 31, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivative assets	~~W~~	62,694	—	62,694	—	62,694
Short-term financial instruments		6,140,729	—	6,140,729	—	6,140,729
Debt securities		177,948	—	130,000	28,889	158,889
Other securities		395,951	2,189	—	190,940	193,129
Other receivables		1,942	—	—	—	—
Derivatives assets designated as hedging instruments		16,342	—	16,342	—	16,342
Fair value through other comprehensive income(*1)
Equity securities		1,380,943	1,024,525	—	206,527	1,231,052
Debt securities		2,441	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		2,838,389	—	—	—	—
Trade accounts and notes receivable		9,319,129	—	—	—	—
Other receivables		2,249,417	—	—	—	—
Debt securities		3,239	—	—	—	—
Deposit instruments		1,624,136	—	—	—	—

	~~W~~	24,213,300	1,026,714	6,349,765	426,356	7,802,835

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	142,268	—	142,268	—	142,268
Derivatives liabilities designated as hedging instruments		11,608	—	11,608	—	11,608
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,604,271	—	—	—	—
Borrowings		21,082,160	—	21,235,154	—	21,235,154
Financial guarantee liabilities		85,942	—	—	—	—
Others		2,107,363	—	—	—	—

	~~W~~	27,033,612	—	21,389,030	—	21,389,030

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

②	December 31, 2017

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	1,970	—	1,970	—	1,970
Derivatives assets held for trading		65,051	—	65,051	—	65,051
Derivatives assets designated as hedging instruments		3,239	—	3,239	—	3,239
Available-for-sale financial assets(*1)		1,978,115	1,080,291	17,812	351,419	1,449,522
Held-to-maturity financial assets		5,211	—	—	—	—
Loans and receivables(*2)
Cash and cash Equivalents		2,612,530	—	—	—	—
Trade accounts and notes receivable		8,901,867	—	—	—	—
Loans and other receivables		9,099,444	—	—	—	—

	~~W~~	22,667,427	1,080,291	88,072	351,419	1,519,782

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	142,280	—	142,280	—	142,280
Derivatives liabilities designated as hedging instruments		13,230	—	13,230	—	13,230
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,477,678	—	—	—	—
Borrowings		21,063,657	—	21,217,415	—	21,217,415
Financial guarantee liabilities		88,407	—	—	—	—
Others		1,865,683	—	—	—	—

	~~W~~	26,650,935	—	21,372,925	—	21,372,925

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2018 and 2017 were as follows:

①	For the three-month period ended March 31, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	34,181	522	—	5,399	(2,705)	1,804	39,201	—
Derivatives assets		—	59,425	—	28,450	—	—	87,875	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	30,694	30,694	(44,756)
Financial assets measured at amortized cost		37,668	—	28,895	(10,855)	—	(92)	55,616	—
Derivatives liabilities		—	(48,960)	—	(47,726)	—	—	(96,686)	(159)
Financial liabilities measured at amortized cost		(161,860)	—	(17,532)	—	—	(110)	(179,502)	—

	~~W~~	(90,011)	10,987	11,363	(24,732)	(2,705)	32,296	(62,802)	(44,915)

②	For the three-month period ended March 31, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Derivatives assets	~~W~~	—	12,117	—	57,863	—	—	69,980	—
Available-for-sale financial assets		14	—	—	(1,584)	(3,959)	42,013	36,484	37,010
Held-to-maturity financial assets		52	—	—	(3)	—	5	54	—
Loans and receivables		40,353	—	(461,814)	(10,077)	—	1	(431,537)	—
Financial liabilities at fair value through profit or loss		—	(101,393)	—	(54,031)	—	—	(155,424)	—
Financial liabilities measured at amortized cost		(168,609)	—	586,912	—	—	(4,736)	413,567	—

	~~W~~	(128,190)	(89,276)	125,098	(7,832)	(3,959)	37,283	(66,876)	37,010

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2018 and December 31, 2017 are as follows:

(Share, in Won)	March 31, 2018		December 31, 2017

Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2018, total shares of ADRs of 36,569,000, outstanding in overseas stock market, are equivalent to 9,142,250 shares of common stock.
(*2)	As of March 31, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,923	783,914
Other capital surplus		163,589	164,826

	~~W~~	1,411,337	1,412,565

(c)	POSCO Energy Co., Ltd., a subsidiary of the company, issued redeemable convertible preferred shares which are classified as non-controlling interests. The details of redeemable convertible preferred shares as of March 31, 2018 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	~~W~~28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participanting • Minimum dividend rate for 1~3 years : 3.98% • Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years). Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2018		December 31, 2017

Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of issuance of hybrid bonds as of March 31, 2018 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.3%

Reset every 5 years as follows;

•   After 5 years: return on government bond (5 years) + 1.3%

•   After 10 years: additionally +0.25% according to Step-up clauses

•   After 25 years: additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•   After 10 years: return on government bond (10 years) + 1.4%

•   After 10 years: additionally +0.25% according to Step-up clauses

•   After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 5 and interest payment date afterwards	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2018 amounts to ~~W~~2,270 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2018		December 31, 2017

Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of March 31, 2018 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-08-29 : 4.66%

Reset every 5 years as follows;

•   After 5 years: return on government bond (5 years) + 1.39%

•   After 10 years: additionally +0.25% according to Step-up clauses

•   After 25 years: additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%

Reset every 5 years as follows;

•   After 5 years: return on government bond (5 years) + 1.45%

•   After 10 years: additionally +0.25% according to Step-up clauses

•   After 25 years: additionally +0.75%

Issue date ~ 2018-08-29 : 5.21%

Reset every 10 years as follows;

•   After 10 years: return on government bond (10 years) + 1.55%

•   After 10 years: additionally + 0.25% according to Step-up clauses

•   After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company but for hybrid bond 1-3, the Company pays every quarter (3/30, 6/30, 9/30, 12/30))

Others	The issuer can call the hybrid bond at year 5 and interest payment date afterwards		The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2018 amounts to ~~W~~1,938 million.

24. Reserves

Reserves as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(532,083)	(516,528)
investments in associates and joint ventures
Changes in fair value of equity investments at fair value through other comprehensive income		(232,533)	—
Changes in unrealized fair value of available-for-sale investments		—	230,190
Foreign currency translation differences		(354,176)	(372,166)
Gains or losses on valuation of derivatives		(302)	(136)
Others		(23,443)	(23,916)

	~~W~~	(1,142,537)	(682,556)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

25. Treasury Shares

As of March 31, 2018, the Company holds 7,187,161 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2018 and 2017 were as follows:

1) March 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,881,987	5,388,699	—	140,517	13,411,203
Revenue from services		144,955	132,159	25,819	568,360	871,293
Revenue from construction contract		—	—	1,451,148	15,927	1,467,075
Others		3,581	39,260	5,763	64,109	112,713

	~~W~~	8,030,523	5,560,118	1,482,730	788,913	15,862,284

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,885,568	5,427,959	5,763	207,004	13,526,294
Revenue recognized over time		144,955	132,159	1,476,967	581,909	2,335,990

	~~W~~	8,030,523	5,560,118	1,482,730	788,913	15,862,284

2) March 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,602,632	5,017,348	1,121	111,302	12,732,403
Revenue from services		33,387	9,532	12,352	552,306	607,577
Revenue from construction contract		—	—	1,630,356	7,224	1,637,580
Others		11,848	24,296	19,872	43,608	99,624

	~~W~~	7,647,867	5,051,176	1,663,701	714,440	15,077,184

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,614,372	5,041,460	20,993	156,875	12,833,700
Revenue recognized over time		33,495	9,716	1,642,708	557,565	2,243,484

	~~W~~	7,647,867	5,051,176	1,663,701	714,440	15,077,184

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2018 and January 1, 2018, initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows:

(in millions of Won)	March 31, 2018		The date of initial application (January 1, 2018)
Contract assets
Due from customers for contract work	~~W~~	679,975	737,782
Contract liabilities
Advances received		628,491	610,387
Due to customers for contract work		748,795	840,067
Unearned revenue		74,734	77,657

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

27. Construction Contracts

(a)	Details of in-progress construction contracts as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018			December 31, 2017
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	23,336,308	253,563	22,513,972	277,088
Accumulated construction profit		1,971,564	34,013	1,811,066	45,037
Accumulated construction loss		(765,531)	(12,420)	(704,234)	(14,359)
Accumulated construction revenue		24,542,341	275,156	23,620,804	307,766

(b)	Details of due from customers for contract work and due to customers for contract work related to construction as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018			December 31, 2017
	Construction segment		Others	Construction segment	Others

Due from customers for contract work	~~W~~	703,447	49,377	800,359	49,942
Due to customers for contract work		(712,122)	(36,673)	(780,052)	(41,823)

	~~W~~	(8,675)	12,704	20,307	8,119

(c)	Details of the provisions of construction loss as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017

Construction segment	~~W~~	53,305	66,442
Others		953	1,232

	~~W~~	54,258	67,674

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(d)	Due to the factors causing the variation of costs for the three-month period ended March 31, 2018, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the three-month period ended March 31, 2018 and future periods are as follows:

(in millions of Won)	Changes in estimated		Changes in profit (loss) of construction contract
	total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	29,466	21,208	81,682	102,890
Others		2,723	(152)	612	460

	~~W~~	32,189	21,056	82,294	103,350

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of March 31, 2018. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments in the course of construction, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

28.	Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017

Wages and salaries	~~W~~	216,938	209,293
Expenses related to post-employment benefits		20,802	22,406
Other employee benefits		47,811	40,593
Travel		9,267	8,838
Depreciation		24,180	24,022
Amortization		27,650	36,272
Communication		2,625	2,812
Electricity expenses		2,241	1,169
Taxes and public dues		15,064	20,323
Rental		18,445	16,336
Repairs		4,123	1,822
Entertainment		2,948	2,826
Advertising		30,361	23,805
Research & development		24,477	25,559
Service fees		39,212	51,188
Vehicles maintenance		1,943	2,128
Industry association fee		3,404	3,413
Conference		3,548	3,177
Increase to provisions		12,663	3,213
Others		10,389	6,970

	~~W~~	518,091	506,165

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017

Freight and custody expenses	~~W~~	333,254	328,927
Operating expenses for distribution center		2,544	2,606
Sales commissions		12,873	13,945
Sales promotion		3,137	2,499
Sales insurance premium		10,002	8,941
Others		4,998	4,039

	~~W~~	366,808	360,957

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

29.	Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017

Finance income
Interest income(*1)	~~W~~	71,849	40,419
Dividend income		32,498	42,013
Gain on foreign currency transactions		170,326	220,528
Gain on foreign currency translations		84,896	425,529
Gain on derivatives transactions		28,450	58,009
Gain on valuations of derivatives		59,425	89,132
Others		9,044	4,574

	~~W~~	456,488	880,204

Finance costs
Interest expenses	~~W~~	161,860	168,609
Loss on foreign currency transactions		126,020	215,563
Loss on foreign currency translations		117,839	305,396
Loss on derivatives transactions		47,726	54,178
Loss on valuation of derivatives		48,960	178,408
Loss on disposal of trade accounts and notes receivables		10,855	10,077
Others		6,030	14,849

	~~W~~	519,290	947,080

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2018 and 2017 were ~~W~~37,744 million and ~~W~~24,076 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

30.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017

Other non-operating income
Gain on disposals of investments in subsidiaries, associates and joint ventures	~~W~~	—	49,671
Gain on disposals of property, plant and equipment		3,805	5,171
Gain on disposals of intangible assets		30,572	6,510
Gain on valuation of firm commitment		4,194	—
Gain on insurance proceeds		185	793
Others		22,200	16,291

	~~W~~	60,956	78,436

Other non-operating expenses
Loss on disposals of investments in subsidiaries, associates and joint ventures	~~W~~	435	19,488
Loss on disposals of property, plant and equipment		12,210	31,259
Impairment losses on property, plant and equipment		18,222	6,941
Impairment losses on intangible assets		1,726	22
Loss on valuation of firm commitment		15,425	—
Increase to provisions		283	2,917
Donations		16,834	16,524
Others		29,752	22,870

	~~W~~	94,887	100,021

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

31.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2018 and 2017 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2018		March 31, 2017
Raw material used, changes in inventories and others	~~W~~	9,260,784	8,654,249
Employee benefits expenses		934,964	826,255
Outsourced processing cost		1,627,629	1,592,581
Electricity expenses		231,129	246,134
Depreciation(*1)		713,382	731,245
Amortization		108,855	102,581
Freight and custody expenses		333,254	328,927
Sales commissions		12,873	13,945
Loss on disposals of property, plant and equipment		12,210	31,259
Donations		16,834	16,524
Increase to provisions		41,605	40,515
Others		1,178,604	1,251,148

	~~W~~	14,472,123	13,835,363

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

32.	Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2018 and 2017 were 26.9% and 26.3%, respectively.

33.	Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in Won, except per share information)	March 31, 2018		March 31, 2017
Profit attribute to controlling interest	~~W~~	993,516,014,970	850,928,260,062
Interests of hybrid bonds		(7,707,643,835)	(8,420,653,151)

Weighted-average number of common shares outstanding(*1)		79,999,659	79,997,687

Basic and diluted earnings per share	~~W~~	12,323	10,532

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	March 31, 2018	March 31, 2017
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,187,176)	(7,189,148)

Weighted-average number of common shares outstanding	79,999,659	79,997,687

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

34.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2018 and 2017 were as follows:

1)	For the three-month period ended March 31, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	762	53	—	58,706	9	9,288
POSCO COATED & COLOR STEEL Co., Ltd.		110,752	2,560	—	—	1,592	189
POSCO ICT(*4)		648	7,474	—	70,821	8,087	48,847
eNtoB Corporation		1	60	85,857	3,346	45	5,813
POSCO CHEMTECH		98,233	17,675	132,591	5,687	77,282	148
POSCO ENERGY CO., LTD.		52,095	369	—	—	—	—
POSCO DAEWOO Corporation		1,462,604	38,852	188,278	—	13,895	322
POSCO Thainox Public Company Limited		65,975	—	3,197	—	—	—
POSCO America Corporation		63,366	—	—	—	—	886
POSCO Canada Ltd.		—	318	70,006	—	—	—
POSCO Asia Co., Ltd.		495,863	141	88,001	303	902	872
Qingdao Pohang Stainless Steel Co., Ltd.		44,031	7	—	—	—	5
POSCO JAPAN Co., Ltd.		349,756	—	5,974	725	—	994
POSCO-VIETNAM Co., Ltd.		88,286	13	—	—	—	8
POSCO MEXICO S.A. DE C.V.		65,090	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,773	209	—	—	—	30
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		67,154	—	—	—	—	5
Others(*5)		299,845	7,928	59,368	5,171	65,268	27,671

		3,399,234	75,676	633,272	144,759	167,080	95,078

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		336	80	914	28,043	5,758	2,148
SNNC		1,208	422	133,613	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		18,238	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	191,457	—	—	—
Others		2,719	9,731	16,978	—	—	5

		22,501	10,233	342,962	28,043	5,758	2,158

	~~W~~	3,421,735	85,909	976,234	172,802	172,838	97,236

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2018, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the three-month period ended March 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of March 31, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	For the three-month period ended March 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	771	28	—	37,954	—	4,386
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		105,189	3,414	—	—	2,463	22
POSCO ICT		301	5,070	—	45,278	6,900	44,380
eNtoB Corporation		—	30	79,524	1,319	10	5,165
POSCO CHEMTECH		82,587	15,600	115,543	3,154	71,048	5,631
POSCO ENERGY CO., LTD.		43,455	367	—	—	—	—
POSCO DAEWOO Corporation		1,033,238	35,155	70,473	29	4,370	602
POSCO Thainox Public Company Limited		52,167	—	3,216	—	—	—
POSCO America Corporation		99,845	—	—	—	—	36
POSCO Canada Ltd.		—	29	59,998	—	—	—
POSCO Asia Co., Ltd.		524,989	556	67,561	194	191	977
Qingdao Pohang Stainless Steel Co., Ltd.		36,852	—	—	—	—	26
POSCO JAPAN Co., Ltd.		355,598	—	6,364	—	—	240
POSCO-VIETNAM Co., Ltd.		52,979	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		80,550	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		96,384	—	—	—	—	21
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		55,869	—	—	—	—	—
Others		236,245	6,404	43,854	11,312	57,440	23,490

		3,155,800	66,654	560,161	103,835	150,731	85,380

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		103	41	787	94,666	5,034	9,716
SNNC		1,267	151	121,809	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		12,976	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	156,249	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	76,941	—	—	—
Others		3,813	12,444	23,731	—	—	1

		18,159	12,636	379,517	94,666	5,034	9,718

	~~W~~	3,173,959	79,290	939,678	198,501	155,765	95,098

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2018 and December 31, 2017 are as follows:

1)	March 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2	731	733	—	26,228	234	26,462
POSCO COATED & COLOR STEEL Co., Ltd.		62,942	82	63,024	—	5	891	896
POSCO ICT		—	7,508	7,508	1,156	56,438	8,397	65,991
eNtoB Corporation		—	60	60	8,244	32,944	20	41,208
POSCO CHEMTECH		33,140	15,921	49,061	50,300	24,471	17,977	92,748
POSCO ENERGY CO., LTD.		17,374	515	17,889	—	—	1,425	1,425
POSCO DAEWOO Corporation		514,453	38,803	553,256	17,460	2,381	5,463	25,304
POSCO Thainox Public Company Limited		65,989	—	65,989	792	—	—	792
POSCO America Corporation		14,287	—	14,287	—	58	—	58
POSCO Asia Co., Ltd.		504,175	593	504,768	15,366	—	—	15,366
Qingdao Pohang Stainless Steel Co., Ltd.		25,303	—	25,303	—	5	—	5
POSCO MEXICO S.A. DE C.V.		86,276	534	86,810	—	—	—	—
POSCO Maharashtra Steel Private Limited		408,185	3,726	411,911	—	—	—	—
Others		434,165	57,348	491,513	26,934	21,517	27,980	76,431

		2,166,291	125,821	2,292,112	120,252	164,047	62,387	346,686

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		109	4	113	2,567	11,776	19	14,362
SNNC		252	55	307	17,541	—	—	17,541
Roy Hill Holdings Pty Ltd		—	—	—	21,582	—	—	21,582
Others		8,186	941	9,127	77	483	—	560

		8,547	1,000	9,547	41,767	12,259	19	54,045

	~~W~~	2,174,838	126,821	2,301,659	162,019	176,306	62,406	400,731

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2018 and 2017 were as follows:

1)	March 31, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,087	—	32	1,230
New Songdo International City Development, LLC		23,431	9,594	—	5
SNNC		23,090	—	4,502	4,869
Chun-cheon Energy Co., Ltd		20,275	—	—	—
Noeul Green Energy		1,499	—	—	—
VSC POSCO Steel Corporation		6,667	—	1,179	—
USS-POSCO Industries		—	—	516	—
CSP - Compania Siderurgica do Pecem		42,832	—	24,009	15,473
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,844	—	14,629	—
LLP POSUK Titanium		—	—	418	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,690	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		3,174	—	—	—
PT. Batutua Tembaga Raya		—	—	2,191	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,333	—	58	—
Sebang Steel		—	—	6,273	—
DMSA/AMSA		—	—	9,422	—
South-East Asia Gas Pipeline Company Ltd.		—	23,108	—	—
Others		61,736	7,652	3,232	1,733

	~~W~~	209,968	40,354	69,151	23,310

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	March 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	7,075	—	9	1,073
New Songdo International City Development, LLC		57,357	—	—	11
SNNC		12,348	—	—	1,733
Chun-cheon Energy Co., Ltd		32,507	—	—	—
Noeul Green Energy		1,775	—	—	306
VSC POSCO Steel Corporation		11,177	—	82	—
USS-POSCO Industries		7,430	47	430	—
CSP - Compania Siderurgica do Pecem		40,481	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,421	—	13,653	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,785	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		7,312	—	—	—
PT. Batutua Tembaga Raya		—	—	2,711	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,871	—	22	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	46	861
Sebang Steel		—	—	6,960	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,572	—	—	—
DMSA/AMSA		—	—	12,746	—
South-East Asia Gas Pipeline Company Ltd.		—	19,448	—	—
Others		22,722	3,666	3,780	871

	~~W~~	269,048	23,161	50,196	4,855

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2018 and December 31, 2017 are as follows:

1)	March 31, 2018

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,917	—	5	3,922	1,748	29	1,777
New Songdo International City Development, LLC		507,482	279,212	8,776	795,470	—	5	5
Chun-cheon Energy Co., Ltd		1,757	—	—	1,757	—	7,223	7,223
VSC POSCO Steel Corporation		5,959	—	—	5,959	126	—	126
USS-POSCO Industries		—	—	—	—	175	—	175
Nickel Mining Company SAS		—	61,193	119	61,312	—	—	—
CSP - Compania Siderurgica do Pecem		393,792	—	14,247	408,039	10,643	31,993	42,636
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,029	—	—	11,029	5,683	—	5,683
PT. Batutua Tembaga Raya		—	29,511	—	29,511	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,699	5,333	35	16,067	100	—	100
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		675	—	—	675	—	523	523
DMSA/AMSA		—	64,808	3,538	68,346	277	—	277
South-East Asia Gas Pipeline Company Ltd.		—	217,193	—	217,193	—	—	—
Others		91,306	135,260	9,444	236,010	8,416	4,999	13,415

	~~W~~	1,026,616	792,510	36,164	1,855,290	27,168	44,772	71,940

2)	December 31, 2017

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,287	—	5	2,292	3,442	5,595	9,037
New Songdo International City Development, LLC		484,038	282,775	1,696	768,509	—	7,146	7,146
Chun-cheon Energy Co., Ltd		—	—	21	21	—	9,617	9,617
VSC POSCO Steel Corporation		16	—	—	16	17	—	17
USS-POSCO Industries		—	—	4	4	—	—	—
Nickel Mining Company SAS		—	59,668	118	59,786	—	—	—
CSP - Compania Siderurgica do Pecem		380,180	—	13,443	393,623	—	29,700	29,700
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,108	5,357	6	7,471	2,449	—	2,449
PT. Batutua Tembaga Raya		24	29,048	—	29,072	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,067	5,357	32	13,456	107	—	107
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		715	—	—	715	—	526	526
DMSA/AMSA		—	69,713	4,443	74,156	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	229,880	—	229,880	—	—	—
Others		134,397	134,506	6,885	275,788	1,856	2,005	3,861

	~~W~~	1,011,832	816,304	26,653	1,854,789	7,871	54,589	62,460

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

1)	March 31, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	282,775	150	(3,713)	—	279,212
Gail International Korea, LLC		2,000	1,000	—	—	3,000
DMSA/AMSA(*1)		69,713	5,036	—	(9,941)	64,808
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(12,116)	(571)	217,193
PT. Batutua Tembaga Raya		29,048	—	—	463	29,511
PT. Tanggamus Electric Power		3,197	1,042	—	(20)	4,219
PT. Wampu Electric Power		5,107	—	—	(23)	5,084
PT. POSMI Steel Indonesia		4,286	—	—	(20)	4,266
Nickel Mining Company SAS		59,668	—	—	1,525	61,193
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	(29)	6,399
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	—	—	(24)	5,333
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	(29)	6,399
AMCI (WA) PTY LTD		92,061	675	—	(1,774)	90,962
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,357	—	—	(25)	5,332
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,571	—	—	(39)	8,532
SAMHWAN VINA CO., LTD		1,071	—	—	(4)	1,067

	~~W~~	816,304	7,903	(21,186)	(10,511)	792,510

(*1)	During the three-month period ended March 31, 2018, loans amounting to ~~W~~9,820 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2) December 31, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*4)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.(*1)	~~W~~	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	484,644	(201,869)	—	282,775
Gail International Korea, LLC		—	2,000	—	—	2,000
DMSA/AMSA(*2)		90,638	2,956	—	(23,881)	69,713
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(46,252)	(29,440)	229,880
PT. Batutua Tembaga Raya		38,120	—	—	(9,072)	29,048
PT. Tanggamus Electric Power		3,606	—	—	(409)	3,197
PT. Wampu Electric Power		5,761	—	—	(654)	5,107
PT. POSMI Steel Indonesia		4,834	—	—	(548)	4,286
Nickel Mining Company SAS		60,425	—	—	(757)	59,668
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.(*1)		60,425	—	—	(60,425)	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(713)	5,357
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(823)	6,428
Hamparan Mulya		3,626	—	(3,626)	—	—
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,460	—	(2,262)	(841)	5,357
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	(1,142)	319	6,428
AMCI (WA) PTY LTD		91,775	4,327	—	(4,041)	92,061
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD(*3)		—	—	—	5,357	5,357
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD(*3)		—	—	—	8,571	8,571
SAMHWAN VINA CO., LTD(*3)		—	—	—	1,071	1,071

	~~W~~	684,132	522,894	(261,166)	(129,556)	816,304

(*1)	During the year ended December 31, 2017, it was excluded from associates.
(*2)	During the year ended December 31, 2017, loans amounting to ~~W~~13,712 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	During the year ended December 31, 2017, it was newly classified to associates and joint ventures.
(*4)	Includes adjustments of foreign currency translation differences and others.

(f) For the three-month periods ended March 31, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Short-term benefits	~~W~~	31,707	41,315
Long-term benefits		2,586	3,166
Retirement benefits		8,401	4,222

	~~W~~	42,694	48,703

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

35.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2018 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC	USD	50,000,000	53,325	50,000,000	53,325
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	156,272	131,874,750	140,644
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	187,749	5,501,000,000	187,749
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	649,853,000	693,069	309,618,500	330,209
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	170,640	160,000,000	170,640
	POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea and others	USD	354,351,050	377,916	314,599,225	335,520
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	209,034	196,000,000	209,034
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,440,099	1,187,394,785	1,266,358
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU and others	CNY	760,500,000	129,042	684,450,000	116,137
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea	USD	21,633,300	23,072	21,633,300	23,072
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	58,018	54,400,000	58,018
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	4,000,000	4,266	4,000,000	4,266
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	15,627	14,652,750	15,627
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	112,400,000	119,875	61,651,448	65,751
		SC Bank and others	INR	4,350,000,000	71,253	3,371,326,647	55,222
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	130,875,000	139,578	120,875,000	128,913
	Songdo Posco family Housing	SAMSUNG SECURITIES Co.,Ltd and others	KRW	70,000	70,000	49,500	49,500
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	30,000,000	31,995	30,000,000	31,995
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	148,000,000	157,842	138,000,000	147,177
	POSCO ENGINEERING (THAILAND) CO., LTD.	POSCO Asia Co., Ltd.	USD	39,451,000	42,074	39,451,000	42,074
	POSCO Engineering and Construction India Private Limited	Woori bank	USD	2,100,000	2,240	2,100,000	2,240
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,333	5,000,000	5,333
		BNP Indonesia	IDR	79,000,000,000	6,123	79,000,000,000	6,123
	Songdo Posco family Housing	SAMSUNG SECURITIES Co.,Ltd and others	KRW	70,000	70,000	49,500	49,500
	Daewoo Global Development. Pte., Ltd	POSCO Asia Co., Ltd. and others	USD	68,719,200	73,289	59,088,100	63,017
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,600	1,500,000	1,600
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Hana Bank	USD	33,600,000	35,834	19,764,706	21,079

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	14,917	13,986,947	14,917
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	206,794	137,396,174	146,533
POSCO Asia Co., Ltd.	POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	25,000,000	26,663	25,000,000	26,663
[Associates and joint ventures]
POSCO	CSP—Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	447,928	420,000,000	447,928
		BNDES	BRL	464,060,000	149,752	464,060,000	149,752
	LLP POSUK Titanium	SMBC	USD	15,000,000	15,998	15,000,000	15,998
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	60,350	37,000,000	48,542
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	8,772	8,225,000	8,772
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	319,800	319,800
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	20,740	20,740
	Chuncheon Energy Co., Ltd.	Kookmin Bank and others	KRW	11,600	11,600	11,600	11,600
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,216	1,076,667	1,148
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank	USD	780,000	832	780,000	832
[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	93,076	27,893,523	29,748
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	1,187,288	1,187,288	452,934	452,934
POSCO ICT	SMS Energy and others	KEB Hana Bank and others	KRW	104,880	104,880	73,676	73,676
	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	25,260,721	20,694	25,260,721	20,694

			USD	4,338,667,474	4,627,194	3,570,961,875	3,808,431
			KRW	3,183,668	3,183,668	2,356,910	2,356,910
			CNY	760,500,000	129,042	684,450,000	116,137
			INR	4,350,000,000	71,253	3,371,326,647	55,222
			IDR	79,000,000,000	6,123	79,000,000,000	6,123
			THB	5,501,000,000	187,749	5,501,000,000	187,749
			EUR	46,000,000	60,350	37,000,000	48,542
			AUD	25,260,721	20,694	25,260,721	20,694
			BRL	464,060,000	149,752	464,060,000	149,752

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b) POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~395,792 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~269,455 million as of March 31, 2018.

(c)	Other commitments

Details of other commitments of the Company as of March 31, 2018 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2018, 109 million tons of iron ore and 17 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2018, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO provides supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, at the request of creditors.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of March 31, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 1,944 million and uses USD 873 million with Woori Bank and others.

POSCO ICT	As of March 31, 2018, in relation to contract enforcement, POSCO ICT was provided with ~~W~~139,608 million, ~~W~~23,580 million and ~~W~~608 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

(d)	Litigation in progress

The Company is involved in 391 lawsuits and claims for alleged damages aggregating to ~~W~~759.8 billion as defendant as of March 31, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~41 billion for 168 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of March 31, 2018.

(e)	Other contingencies

POSCO	POSCO has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation	As of March 31, 2018, POSCO DAEWOO Corporation has provided 33 blank promissory notes and 21 blank checks to KOREA ENERGY AGENCY and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of March 31, 2018, POSCO E&C POSCO ENGINEERING& CONSTRUCTION CO., LTD. has provided 35 blank checks and four blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~9,810,567 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of March 31, 2018, POSCO ICT has provided two blank promissory notes and four blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

36.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Trade accounts and notes receivable	~~W~~	(507,799)	(283,623)
Other receivables		(121,176)	32,252
Inventories		(319,516)	(551,524)
Other current assets		27,776	(95,480)
Other non-current assets		(71,544)	(16,275)
Trade accounts and notes payable		52,463	(492,544)
Other payables		11,397	69,987
Other current liabilities		96,274	85,004
Provisions		(53,768)	(35,972)
Payments of severance benefits		(84,076)	(74,643)
Plan assets		64,225	61,267
Other non-current liabilities		25,611	(4,565)

	~~W~~	(880,133)	(1,306,116)

37.	Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(a)	Information about reportable segments for the three-month periods ended March 31, 2018 and 2017 was as follows:

1)	For the three-month period ended March 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	8,030,523	5,560,118	1,482,730	788,913	15,862,284
Internal revenues		4,477,553	3,762,180	109,059	640,289	8,989,081
Inter segment revenue		3,114,893	2,100,395	97,911	614,493	5,927,692
Total revenues		12,508,076	9,322,298	1,591,789	1,429,201	24,851,364
Segment profits		833,348	102,371	63,975	89,686	1,089,380

2)	For the three-month period ended March 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	7,647,867	5,051,176	1,663,701	714,440	15,077,184
Internal revenues		4,611,671	3,227,688	73,272	607,400	8,520,031
Inter segment revenue		2,811,699	1,829,743	53,792	583,854	5,279,088
Total revenues		12,259,538	8,278,864	1,736,973	1,321,840	23,597,215
Segment profits		1,008,743	78,258	91,131	113,004	1,291,136

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Total profit for reportable segments	~~W~~	1,089,380	1,291,136
Corporate fair value adjustments		(21,158)	(21,223)
Elimination of inter-segment profits		15,320	(293,025)
Income tax expense		399,471	348,503

Profit before income tax expense	~~W~~	1,483,013	1,325,391

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2018, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

1

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

May 15, 2018

This report is effective as of May 15, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		December 31, 2017
Assets

Cash and cash equivalents	20	~~W~~	412,279	332,405
Trade accounts and notes receivable, net	4,14,20,25,32		4,235,440	3,867,714
Other receivables, net	5,20,32		268,982	210,230
Other short-term financial assets	6,20		6,764,415	5,824,087
Inventories	7,29		4,529,807	4,543,533
Assets held for sale	8		31,033	34,545
Other current assets	13		50,115	27,907

Total current assets			16,292,071	14,840,421

Long-term trade accounts and notes receivable, net	4,20		9,319	12,774
Other receivables, net	5,20		63,663	62,421
Other long-term financial assets	6,20		1,334,669	1,393,316
Investments in subsidiaries, associates and joint ventures	9		15,068,244	15,098,856
Investment property, net	10		98,633	97,307
Property, plant and equipment, net	11		21,417,746	21,561,270
Intangible assets, net	12		552,400	528,074
Other non-current assets	13		97,850	97,819

Total non-current assets			38,642,524	38,851,837

Total assets		~~W~~	54,934,595	53,692,258

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		December 31, 2017
Liabilities
Trade accounts and notes payable	20,32	~~W~~	1,118,196	1,025,027
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,347,454	1,235,707
Other payables	15,20,32		1,052,221	862,535
Other short-term financial liabilities	16,20		13,378	23,164
Current income tax liabilities			606,296	351,148
Provisions	17		15,118	18,166
Other current liabilities	19,25		85,731	54,401

Total current liabilities			4,238,394	3,570,148

Long-term borrowings, excluding current installments	14,20		2,666,761	2,665,517
Other payables	15,20		128,680	78,481
Other long-term financial liabilities	16,20		150,278	129,176
Defined benefit liabilities, net	18		17,761	43
Deferred tax liabilities			1,281,531	1,273,896
Long-term provisions	17,33		59,926	19,250
Other non-current liabilities	19,25		13,977	14,292

Total non-current liabilities			4,318,914	4,180,655

Total liabilities			8,557,308	7,750,803

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,156,438	1,156,429
Hybrid bonds	22		996,919	996,919
Reserves	23		(130,050)	233,390
Treasury shares	24		(1,533,039)	(1,533,054)
Retained earnings			45,404,616	44,605,368

Total equity			46,377,287	45,941,455

Total liabilities and equity		~~W~~	54,934,595	53,692,258

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2018		March 31, 2017
Revenue	25,32	~~W~~	7,760,890	7,067,446
Cost of sales	7,29,32		(6,290,058)	(5,843,438)

Gross profit			1,470,832	1,224,008
Selling and administrative expenses	29,32
Impairment loss on trade accounts and notes receivable			(1,824)	827
Other administrative expenses	26		(220,284)	(217,079)
Selling expenses	26		(232,809)	(212,329)

Operating profit			1,015,915	795,427

Finance income and costs	20,27
Finance income			223,665	342,514
Finance costs			(133,457)	(263,365)

Other non-operating income and expenses	32
Reversal of impairment loss on other receivables			3,346	10
Other non-operating income	28		44,363	243,934
Other non-operating expenses	28,29		(100,684)	(47,860)

Profit before income tax			1,053,148	1,070,660
Income tax expense	30		(284,411)	(231,023)

Profit			768,737	839,637
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	18		(1,212)	(2,148)
Net changes in fair value of equity investments	6,20,23		(40,152)	—
at fair value through other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments	6,20,23		—	40,026

Other comprehensive income (loss), net of tax			(41,364)	37,878

Total comprehensive income		~~W~~	727,373	877,515

Basic and diluted earnings per share (in Won)	31		9,513	10,391

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	839,637	839,637
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(2,148)	(2,148)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	40,027	—	—	40,027
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interest of hybrid bonds		—	—	—	—	—	(11,109)	(11,109)
Disposal of treasury shares		—	1	—	—	6	—	7

Balance as of March 31, 2017	~~W~~	482,403	1,156,304	996,919	324,267	(1,533,462)	43,309,443	44,735,874

Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(321,654)	—	321,602	(52)

Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,087	45,940,520
Comprehensive income:
Profit		—	—	—	—	—	768,737	768,737
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(1,212)	(1,212)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(41,786)	—	1,634	(40,152)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interest of hybrid bonds		—	—	—	—	—	(10,631)	(10,631)
Disposal of treasury shares		—	9	—	—	15	—	24

Balance as of March 31, 2018	~~W~~	482,403	1,156,438	996,919	(130,050)	(1,533,039)	45,404,616	46,377,287

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		March 31, 2017
Cash flows from operating activities
Profit		~~W~~	768,737	839,637
Adjustments for :
Expenses related to post-employment benefit			28,948	26,455
Depreciation			523,686	518,197
Amortization			16,219	21,295
Finance income			(173,559)	(274,056)
Finance costs			102,849	198,551
Loss on valuation of inventories			1,410	3,595
Gain on disposal of property, plant and equipment			(3,578)	(4,543)
Loss on disposal of property, plant and equipment			13,543	23,359
Impairment losses on property, plant and equipment			16,264	5,562
Gain on disposal of intangible assets			(28,600)	(6,496)
Impairment losses on investments in subsidiaries, associates and joint ventures			34,207	—
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures			—	(225,860)
Impairment loss on assets held for sale			3,034	—
Increase to provisions			42,028	238
Income tax expense			284,411	231,023
Others, net			(1,399)	(659)

Changes in operating assets and liabilities	34		(341,734)	(751,962)

Interest received			29,977	18,342
Interest paid			(13,918)	(14,126)
Dividends received			27,549	17,535
Income taxes paid			(4,967)	(127,681)

Net cash provided by operating activities		~~W~~	1,325,107	498,406

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	March 31, 2018		March 31, 2017
Cash flows from investing activities
Decrease in deposits		~~W~~	434,811	94,844
Proceeds from disposal of short-term financial instruments			5,811,196	4,119,603
Proceeds from disposal of long-term financial instruments			—	1
Proceeds from disposal of equity securities			1,902	—
Proceeds from disposal of other securities			1,379	—
Proceeds from disposal of available-for-sale investments			—	7,425
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	—
Proceeds from disposal of intangible assets			—	6,498
Proceeds from disposal of assets held for sale			—	450
Increase in deposits			(782,614)	(255,543)
Acquisitions of short-term financial investments			(6,395,350)	(3,773,200)
Payment of short-term loans			(2,950)	—
Acquisitions of debt securities			(186)	—
Acquisitions of available-for-sale investments			—	(3,300)
Acquisitions of investment in subsidiaries, associates and joint ventures			(3,975)	(6,285)
Acquisitions of property, plant and equipment			(372,762)	(369,505)
Proceeds from disposal of property, plant and equipment			(1,876)	(12,932)
Acquisitions of intangible asstes			(11,425)	(35,777)

Net cash used in investing activities		~~W~~	(1,321,850)	(227,721)

Cash flows from financing activities
Proceeds from borrowings			91,426	56,050
Increase in long-term financial liabilities			78	608
Repayment of borrowings			(1,590)	(71,752)
Decrease in long-term financial liabilities			(2,537)	(2,671)
Payment of cash dividends			(9)	(10)
Payment of interest of hybrid bonds			(10,751)	(10,751)

Net cash used in financing activities		~~W~~	76,617	(28,526)

Effect of exchange rate fluctuation on cash held			—	59
Net increase in cash and cash equivalents			79,874	242,218
Cash and cash equivalents at beginning of the period			332,405	120,529

Cash and cash equivalents at end of the period		~~W~~	412,279	362,747

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2018

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2018, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2017. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

This is the first set of the Company’s financial statements where K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” have been applied. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3 –	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017.

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2018.

The effect of initially applying these standards is mainly attributed to the following:

•	identify the shipping services included in certain sales contracts as a separate performance obligation

•	estimate variable consideration such as sales discount

•	change in classification and subsequent measurement of financial assets.

•	increase in impairment loss on financial assets

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings as of January 1, 2018.

(in millions of Won)	Retained earnings
Shipping services included in the sales contract	~~W~~	(510)
Variable consideration for sales discounts		(373)

	~~W~~	(883)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1) Identification of performance obligations

The Company operates manufacturing and selling steel rolled products and plates, and certain sales contracts include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue and selling and administrative expenses increases in contract liabilities and decrease in other payables as of and for the three-month period ended March 31, 2018.

2) Variable consideration

The Company provides a certain percentage of price discount, if an accounts receivable is collected earlier than a certain collection date. Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities for the three-month period ended March 31, 2018.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

3) Impacts of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s condensed separate interim financial statements and condensed separate interim statements of comprehensive income as of and for the three-month period ended March 31, 2018 are as follows. There were no material impact on the Company’s condensed separate interim statements of cash flows for the three-month period ended March 31, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed interim statements of financial position
Current liabilities	~~W~~	4,238,394	(1,071)	4,237,323
Others payables		1,052,221	18,343	1,070,564
Current income tax liabilities		606,296	218	606,514
Other current liabilities		85,731	(19,632)	66,099
Non-current liabilities		4,318,914	136	4,319,050
Deferred tax liabilities		1,281,531	136	1,281,667
Retained earnings		45,404,617	935	45,405,552
Condensed interim statements of comprehensive income
Revenue	~~W~~	7,760,890	4,549	7,765,439
Selling and administrative expenses		(454,917)	(4,477)	(459,394)
Profit before income tax		1,053,148	72	1,053,220
Income tax expense		(284,411)	(20)	(284,431)
Profit		768,737	52	768,789

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively application with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the accumulated effect resulting from initial application of K-IFRS No. 1109 as reserves and retained earnings of the Company at the date of initial application.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves and retained earnings as of January 1, 2018.

(in millions of Won)	Reserves		Retained earnings
Select to fair value through other comprehensive income in equity securities	~~W~~	(321,654)	321,654
Recognition of expected credit losses		—	(52)

	~~W~~	(321,654)	321,602

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1) Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost(*1)	Fair value through profit or loss(*2)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income calculated using the effective interest method, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other accumulated comprehensive income are reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

As of January 1, 2018, the date of initial application, the measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039	New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109

Cash and cash equivalents	Loans and receivables	332,405	Amortized cost	332,405
Trade accounts and notes receivable(*1)	Loans and receivables	3,874,929	Amortized cost	3,874,859
Other receivables(*1)	Loans and receivables	162,313	Fair value through profit or loss	1,898
			Amortized cost	160,415
Equity securities(*2)	Available-for-sale financial assets	1,324,715	Fair value through other comprehensive income	1,324,715
Debt securities(*2)	Available-for-sale financial assets	10,305	Fair value through profit or loss	8,050
			Fair value through other comprehensive income	2,255
Other Securities(*2)	Available-for-sale financial assets	60,569	Fair value through profit or loss	60,569
Deposit instruments	Loans and receivables	666,112	Amortized cost	666,112
Short-term financial instruments	Loans and receivables	5,155,702	Fair value through profit or loss	5,155,702

(*1)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~ 70 million and retained earnings were decreased by ~~W~~50 million.
(*2)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to equity securities determinded fair value through other comprehensive income, reserves were decreased by ~~W~~321,654 million and retained earnings were increased by ~~W~~321,654 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the existing requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “financial instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

2) Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

As of January 1, 2018, the date of initial application, allowances for losses were increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million under K-IFRS No. 1109 “Financial Instruments”.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning after January 1, 2018, and the Company has not early adopted them.

(a) K-IFRS No. 1116 “Leases”

K-IFRS No. 1116 “Leases” will replace K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted to K-IFRS No. 1115.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

K-IFRS No. 1116 suggests a single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease of which has a term of 12 months or less at the commencement date and low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has not yet initiated to prepare for the application of K-IFRS No. 1116 and the Company has not performed an assessment of the impact resulting from the application of K-IFRS No. 1116. The Company will complete the analysis of financial impacts arising from applying this standard in 2018.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Trade accounts and notes receivable	~~W~~	4,253,115	3,886,950
Less: Allowance for doubtful accounts		(17,675)	(19,236)

	~~W~~	4,235,440	3,867,714

Non-current
Trade accounts and notes receivable	~~W~~	14,085	18,586
Less: Present value discount		(3,393)	(5,107)
Less: Allowance for doubtful accounts		(1,373)	(705)

	~~W~~	9,319	12,774

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~175,836 million and ~~W~~83,976 million as of March 31, 2018 and December 31, 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Short-term loans	~~W~~	2,950	—
Other accounts receivable		247,207	199,724
Others		27,485	22,476
Less: Allowance for doubtful accounts		(8,660)	(11,970)

	~~W~~	268,982	210,230

Non-current
Long-term loans	~~W~~	23,309	22,877
Long-term other accounts receivable		45,582	44,616
Others		2,704	2,896
Less: Allowance for doubtful accounts		(7,932)	(7,968)

	~~W~~	63,663	62,421

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Short-term derivative assets	~~W~~	8,822	—
Debt securities		1,855	—
Available-for-sale securities (bonds)		—	2,305
Deposit instruments(*1)		1,013,881	666,080
Short-term financial instruments		5,739,857	5,155,702

	~~W~~	6,764,415	5,824,087

Non-current
Equity securities	~~W~~	1,265,932	—
Debt securities		8,636	—
Other securities		60,069	—
Available-for-sale securities (equity instruments)		—	1,384,784
Available-for-sale securities (others)		—	8,500
Deposit instruments(*2)		32	32

	~~W~~	1,334,669	1,393,316

(*1)	As of March 31, 2018 and December 31, 2017, ~~W~~6,881 million and ~~W~~10,080 million, respectively, are restricted in relation to government assigned project.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018							December 31, 2017
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	15,698,500	1.65	~~W~~	473,962	367,331	(106,631)	367,331	430,748
KB Financial group Inc.	3,863,520	0.92		178,839	234,516	55,677	234,516	244,947
Woori Bank	20,280,000	3.00		244,447	297,102	52,655	297,102	319,410
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	18,047	7,576	18,047	19,655
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	18,326	9,396	18,326	19,010
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	9,821	(2,090)	9,821	10,278
Others (8 companies)				80,030	58,863	(21,167)	58,863	52,240

				1,008,590	1,004,006	(4,584)	1,004,006	1,096,288

Non-marketable equity securities
Congonhas Minerios S.A.(*1)	3,658,394	2.02		221,535	179,107	(42,428)	179,107	145,394
Poongsan Special Metal Corp.(*2)	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD(*2)	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.(*2)	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD(*2)	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (37 companies)(*2,3)				194,551	62,184	(132,367)	62,184	122,467

				436,721	261,926	(174,795)	261,926	288,496

			~~W~~	1,445,311	1,265,932	(179,379)	1,265,932	1,384,784

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*2)	The Company has not performed fair value measurement for certain equity securities measured at fair value due to materiality consideration.
(*3)	Other securities amounting to ~~W~~60,069 million as of December 31, 2017 are included in book value which is classified as fair value measuring category from January 1, 2018, first application date of K-IFRS No. 1109 “Financial Instrument”.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

7. Inventories

Inventories as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Finished goods	~~W~~	795,391	927,413
Semi-finished goods		1,207,965	1,255,713
By-products		6,757	8,454
Raw materials		1,082,301	917,241
Fuel and materials		537,529	520,341
Materials-in-transit		900,783	916,255
Others		491	479

		4,531,217	4,545,896
Less: Allowance for inventories valuation		(1,410)	(2,363)

	~~W~~	4,529,807	4,543,533

The amounts of loss valuation on inventories recognized within cost of sales during the three-month period ended March 31, 2018 and the year ended December 31, 2017 were ~~W~~1,410 million and ~~W~~2,363 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Investments in subsidiaries(*1)	~~W~~	30,802	34,153
Property, plant and equipment		231	392

	~~W~~	31,033	34,545

(*1)	During the year ended December 31, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries as assets held for sale. The Company recognized ~~W~~ 3,034 million of impairment loss from the difference between book value and net fair value of the interest, and finished disposal for part of it.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)			March 31, 2018			December 31, 2017
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation	Korea	Trading	62.90	~~W~~	3,610,164	3,610,164
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	93.95		385,995	385,995
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSCO ES MATERIALS CO., LTD.	Korea	Secondary battery active material manufacturing and sales	75.32		83,309	83,309
POSMATE	Korea	Business facility maintenance	83.83		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*1)	Korea	Packing materials manufacturing and sales	48.85		50,857	50,857
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		32,457	32,457
Busan E&E Co,. Ltd.(*2)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (11 companies)					215,155	215,155

					6,537,675	6,537,675

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		632,386	631,625
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.78		416,612	416,612
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) Coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (28 companies)					374,956	371,742

					5,596,058	5,592,083

				~~W~~	12,133,733	12,129,758

(*1)	POSCO M-Tech Co., Ltd. was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*2)	As of March 31, 2018 and December 31, 2017 the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	Details of associates and carrying values as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)			March 31, 2018			December 31, 2017
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	29.50	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					19,052	19,052

					289,023	289,023

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (4 companies)					25,655	25,665

					350,196	350,206

				~~W~~	639,219	639,229

(*1)	As of March 31, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c)	Details of joint ventures and carrying values as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)			March 31, 2018			December 31, 2017
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	20.00		539,253	573,830
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					67,004	67,004

				~~W~~	2,295,292	2,329,869

(*1)	As of March 31, 2018 and December 31, 2017, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.
(*2)	As of March 31, 2018, the Company performed impairment test on shares of CSP-Compania Siderugica do Pecem due to evidences of impairment including continuous loss. Recoverable amount of the share is determined based on its value in use which is estimated from the present value of estimated future cash flows discounted at 9.27%. As a result of impairment test, the Company has recognized an impairment loss amounting to ~~W~~34,207 since recoverable amount on shares of CSP is significantly less than its carrying amount.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	38,035	—	1,023	39,058
Buildings		49,793	(876)	1,234	50,151
Structures		9,479	(155)	100	9,424

	~~W~~	97,307	(1,031)	2,357	98,633

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	3,822	38,035
Buildings		46,437	(3,308)	6,664	49,793
Structures		5,646	(585)	4,418	9,479

	~~W~~	86,296	(3,893)	14,904	97,307

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,474,993	—	(958)	—	—	(1,020)	1,473,015
Buildings		2,334,399	400	(630)	(52,747)	—	14,227	2,295,649
Structures		2,352,008	265	(133)	(46,682)	—	6,207	2,311,665
Machinery and equipment		13,437,338	4,741	(4,509)	(414,689)	(16,264)	236,881	13,243,498
Vehicles		7,047	35	—	(1,514)	—	1	5,569
Tools		21,115	884	—	(2,671)	—	1,431	20,759
Furniture and fixtures		31,050	227	(6)	(2,200)	—	(856)	28,215
Finance lease assets		72,105	57,299	—	(2,152)	—	—	127,252
Construction-in-progress		1,831,215	345,733	—	—	—	(264,824)	1,912,124

	~~W~~	21,561,270	409,584	(6,236)	(522,655)	(16,264)	(7,953)	21,417,746

(*1)	The Company has recognized an impairment loss since recoverable amount on Fe powder factory is less than its carrying amount for the three-month period ended March 31, 2018.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment properties, and others.

(b) For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,472,419	—	(4,970)	—	—	7,544	1,474,993
Buildings		2,451,009	2,324	(4,129)	(217,381)	—	102,576	2,334,399
Structures		2,464,391	5,712	(1,876)	(188,449)	(29)	72,259	2,352,008
Machinery and equipment		13,577,042	71,692	(77,575)	(1,649,668)	(17,619)	1,533,466	13,437,338
Vehicles		11,316	521	—	(7,117)	—	2,327	7,047
Tools		23,244	3,891	(8)	(11,289)	(3)	5,280	21,115
Furniture and fixtures		33,890	3,793	(29)	(9,063)	—	2,459	31,050
Finance lease assets		77,848	—	—	(5,743)	—	—	72,105
Construction-in-progress		2,146,250	1,513,388	—	—	—	(1,828,423)	1,831,215

	~~W~~	22,257,409	1,601,321	(88,587)	(2,088,710)	(17,651)	(102,512)	21,561,270

(*1)	The Company has recognized impairment losses since recoverable amount on Fe powder factory and ULPC facilities were less than their carrying amount for the year ended December 31, 2017.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment properties, and others.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,177	—	(112)	(1,181)	985	23,869
Membership(*1)		48,277	—	—	—	—	48,277
Development expense		74,805	—	—	(7,877)	7,367	74,295
Port facilities usage rights		310,039	—	—	(5,417)	—	304,622
Construction-in-progress		55,292	8,757	—	—	(11,581)	52,468
Other intangible assets		15,484	28,600	—	(1,744)	6,529	48,869

	~~W~~	528,074	37,357	(112)	(16,219)	3,300	552,400

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b) For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,671	—	(447)	(4,339)	—	6,292	24,177
Membership(*1)		48,512	—	(235)	—	—	—	48,277
Development expense		102,785	2,021	—	(61,037)	—	31,036	74,805
Port facilities usage rights		257,348	—	—	(19,990)	—	72,681	310,039
Construction-in-progress		52,925	62,200	—	—	—	(59,833)	55,292
Other intangible assets		24,649	1,573	(2)	(6,237)	(11,822)	7,323	15,484

	~~W~~	508,890	65,794	(684)	(91,603)	(11,822)	57,499	528,074

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some other intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

13. Other Assets

Other assets as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Advance payments	~~W~~	7,087	7,156
Prepaid expenses		43,028	20,752

	~~W~~	50,115	27,908

Non-current
Long-term prepaid expenses	~~W~~	5,426	5,395
Others(*1)		92,424	92,424

	~~W~~	97,850	97,819

(*1)	As of March 31, 2018 and December 31, 2017, the Company recognized tax assets amounting to ~~W~~88,633 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits that were finalized and claim for rectification are finalized.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

14. Borrowings

(a)	Borrowings as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Short-term borrowings
Short-term borrowings	~~W~~	475,836	383,976
Current portion of long-term borrowings		1,500	2,715
Current portion of debentures		870,584	849,644
Less: Current portion of discount on debentures issued		(466)	(628)

	~~W~~	1,347,454	1,235,707

Long-term borrowings
Long-term borrowings	~~W~~	1,089	1,468
Debentures		2,673,319	2,672,327
Less: Discount on debentures issued		(7,647)	(8,278)

	~~W~~	2,666,761	2,665,517

(b)	Short-term borrowings as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2018		December 31, 2017
Short-term borrowings	Korea Development Bank	2017.12.11	2018.05.11	2.14	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		175,836	83,976

					~~W~~	475,836	383,976

(c)	Current portion of long-term borrowings as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2018		December 31, 2017
Borrowings	Woori Bank	2011.04.28	2019.03.15	1.75	~~W~~	1,500	2,715
Debentures	Domestic debentures 304-1 and other	2011.11.28~ 2013.10.04	2018.10.04~ 2018.11.28	3.35~4.05		469,817	469,736
Foreign debentures	Samurai Bond 13	2013.12.11	2018.12.10	1.35		400,301	379,280

					~~W~~	871,618	851,731

(d)	Long-term borrowings excluding current portion, as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	March 31, 2018		December 31, 2017
Borrowings	—	—	—	—	~~W~~	—	375
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond		1,089	1,093
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2016.05.03	2019.05.03~ 2023.10.04	1.76~4.12		1,028,424	1,028,258
Foreign debentures	Japan Yen private bond and others	2010.10.28~ 2011.12.22	2020.10.28~ 2021.12.22	2.70~5.25		1,637,248	1,635,791

					~~W~~	2,666,761	2,665,517

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

15. Other Payables

Other payables as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Accounts payable	~~W~~	369,519	460,427
Accrued expenses		368,383	379,797
Dividend payable		284,541	4,671
Finance lease liabilities		7,630	6,003
Withholdings		22,148	11,637

	~~W~~	1,052,221	862,535

Non-current
Accrued expenses	~~W~~	5,648	9,625
Finance lease liabilities		119,691	65,500
Long-term withholdings		3,341	3,356

	~~W~~	128,680	78,481

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Derivative liabilities	~~W~~	—	9,632
Financial guarantee liabilities		13,378	13,532
	~~W~~	13,378	23,164

Non-current
Derivative liabilities	~~W~~	98,393	74,834
Financial guarantee liabilities		51,885	54,342
	~~W~~	150,278	129,176

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

17. Provisions

(a)	Provisions as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	2,178	—	5,893	—
Provision for restoration(*2)		12,940	16,036	12,273	17,198
Provision for litigation(*3)		—	2,052	—	2,052
Emission liabilities(*4)		—	41,838	—	—

	~~W~~	15,118	59,926	18,166	19,250

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.81% to measure present value of these costs.
(*3)	The Company has recognized provisions for certain litigations as of March 31, 2018.
(*4)	The Company has recognized emission liabilities which is estimated amount to be submitted to government in excess of emission allowance as of March 31, 2018.

(b)	Changes in provisions for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

1)	For the three-month period ended March 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,893	5,742	(9,457)	2,178
Provision for restoration		29,471	190	(685)	28,976
Provision for litigation		2,052	—	—	2,052
Emission liabilities		—	41,838	—	41,838

	~~W~~	37,416	47,770	(10,142)	75,044

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	22,300	—	(20,392)	5,893
Provision for restoration		37,178	822	—	(8,529)	29,471
Provision for litigation		2,497	—	(419)	(26)	2,052

	~~W~~	43,660	23,122	(419)	(28,947)	37,416

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	7,285	5,954

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Present value of funded obligations	~~W~~	1,092,900	1,108,876
Fair value of plan assets		(1,075,139)	(1,108,833)

Net defined benefit liabilities	~~W~~	17,761	43

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Defined benefit obligation at the beginning of period	~~W~~	1,108,876	1,065,255
Current service costs		29,411	115,113
Interest costs		6,979	19,468
Remeasurement		—	25,425
Amount Transferred From Associate		221	—
Benefits paid		(52,587)	(116,385)

Defined benefit obligation at the end of period	~~W~~	1,092,900	1,108,876

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Fair value of plan assets at the beginning of period	~~W~~	1,108,833	1,146,876
Interest on plan assets		7,442	31,697
Remeasurement of plan assets		(1,672)	(11,643)
Contributions to plan assets		—	49,963
Benefits paid		(39,464)	(108,060)

Fair value of plan assets at the end of period	~~W~~	1,075,139	1,108,833

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

4)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Current service costs	~~W~~	29,411	29,512
Net interest costs		(463)	(3,057)

	~~W~~	28,948	26,455

19. Other Liabilities

Other liabilities as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Current
Advances received	~~W~~	30,825	27,358
Withholdings		32,277	25,556
Unearned revenue		22,629	1,487

	~~W~~	85,731	54,401

Non-current
Unearned revenue	~~W~~	13,977	14,292

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of March 31, 2018 and December 31, 2017 are as follows:

①	March 31, 2018

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivative assets	~~W~~	8,822	—	8,822	—	8,822
Short-term financial instruments		5,739,857	—	5,739,857	—	5,739,857
Debt securities		8,050	—	—	—	—
Other securities		60,069	—	—	49,708	49,708
Other receivables		1,942	—	—	—	—
Fair value through other comprehensive income(*1)
Equity securities		1,265,932	1,004,006	—	179,107	1,183,113
Debt securities		2,441	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and Cash Equivalents		412,279	—	—	—	—
Trade accounts and notes receivable		4,237,811	—	—	—	—
Other receivables		257,815	—	—	—	—
Deposit instruments		1,013,913	—	—	—	—

	~~W~~	13,008,931	1,004,006	5,748,679	228,815	6,981,500

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	98,393	—	98,393	—	98,393
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,118,196	—	—	—	—
Borrowings		4,014,215	—	4,156,626	—	4,156,626
Financial guarantee liabilities		65,263	—	—	—	—
Others		1,177,070	—	—	—	—

	~~W~~	6,473,137	—	4,255,019	—	4,255,019

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value and approximate carrying amounts.

②	December 31, 2017

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets(*1)	~~W~~	1,395,589	1,096,288	—	195,102	1,291,390
Loans and receivables(*2)
Cash and Cash Equivalents		332,405	—	—	—	—
Trade accounts and notes receivable		3,874,929	—	—	—	—
Loans and other receivables		5,984,127	—	—	—	—

	~~W~~	11,587,050	1,096,288	—	195,102	1,291,390

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	84,466	—	84,466	—	84,466
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,025,027	—	—	—	—
Borrowings		3,901,224	—	4,041,204	—	4,041,204
Financial guarantee liabilities		67,874	—	—	—	—
Others		932,405	—	—	—	—

	~~W~~	6,010,996	—	4,125,670	—	4,125,670

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value and approximate carrying amounts.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2018. The details of the amount of guarantees provided are as follows:

(in millions of Won)	Financial institution	Guarantee limit			Guarantee amount
Guarantee beneficiary		Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	BTMU	CNY	260,500,000	44,202	234,450,000	39,781
Stainless Steel Co., Ltd.	Credit Agicole	CNY	305,000,000	51,752	274,500,000	46,577
	SMBC	CNY	195,000,000	33,088	175,500,000	29,779
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	205,835	91,300,000	97,371
Steel Private Limited	HSBC	USD	110,000,000	117,315	43,000,000	45,860
	DBS	USD	100,000,000	106,650	50,000,000	53,325
	SCB	USD	106,853,000	113,959	54,318,500	57,931
	Citi	USD	60,000,000	63,990	18,000,000	19,197
	ING	USD	80,000,000	85,320	53,000,000	56,525
POSCO ASSAN TST	SMBC	USD	62,527,500	66,686	56,274,750	60,017
STEEL INDUSTRY	ING	USD	60,000,000	63,990	54,000,000	57,591
	BNP	USD	24,000,000	25,596	21,600,000	23,036
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	53,325	50,000,000	53,325
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	31,995	30,000,000	31,995
	BTMU	USD	30,000,000	31,995	30,000,000	31,995
	CITI BANAMEX	USD	40,000,000	42,660	40,000,000	42,660
	ING	USD	20,000,000	21,330	20,000,000	21,330
	SMBC	USD	40,000,000	42,660	40,000,000	42,660
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	266,573	221,975,545	236,737
	BOA	USD	40,000,000	42,660	35,488,000	37,848
	BTMU	USD	40,000,000	42,660	35,488,000	37,848
	DBS	USD	24,400,000	26,023	21,647,680	23,087
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	209,034	196,000,000	209,034
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	604,706	500,314,957	533,586
	SMBC	USD	140,000,000	149,310	123,722,261	131,950
	BTMU	USD	119,000,000	126,914	103,478,261	110,360
	SCB	USD	107,800,000	114,969	95,722,261	102,088
	MIZUHO	USD	105,000,000	111,983	91,304,348	97,376
	Credit Suisse AG	USD	91,000,000	97,052	79,130,435	84,393
	HSBC	USD	91,000,000	97,052	79,130,435	84,393
	ANZ	USD	73,500,000	78,388	65,896,174	70,278
	BOA	USD	35,000,000	37,328	30,434,783	32,459
	The Tokyo Star Bank, Ltd	USD	21,000,000	22,397	18,260,870	19,475
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	187,749	5,501,000,000	187,749
LLP POSUK Titanium	SMBC	USD	15,000,000	15,998	15,000,000	15,998
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	194,103	182,000,000	194,103
Siderurgica do Pecem	Santander	USD	47,600,000	50,765	47,600,000	50,765
	BNP	USD	47,600,000	50,765	47,600,000	50,765
	MIZUHO	USD	47,600,000	50,765	47,600,000	50,765
	Credit Agricole	USD	20,000,000	21,330	20,000,000	21,330
	SOCIETE GENERALE	USD	20,000,000	21,330	20,000,000	21,330
	KfW	USD	20,000,000	21,330	20,000,000	21,330
	BBVA Seoul	USD	17,600,000	18,770	17,600,000	18,770
	ING	USD	17,600,000	18,770	17,600,000	18,770
	BNDES	BRL	464,060,000	149,752	464,060,000	149,752
Nickel Mining Company SAS	SMBC	EUR	46,000,000	60,350	37,000,000	48,542

		USD	3,342,031,550	3,564,281	2,784,487,260	2,969,656
		CNY	760,500,000	129,042	684,450,000	116,137
		EUR	46,000,000	60,350	37,000,000	48,542
		THB	5,501,000,000	187,749	5,501,000,000	187,749
		BRL	464,060,000	149,752	464,060,000	149,752

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2018 and 2017 were as follows:

①	For the three-month period ended March 31, 2018

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	32,040	—	—	18,454	—	50,494	—
Financial assets at fair value through other comprehensive income		—	25,763	—	—	—	25,763	(40,152)
Financial assets measured at amortized cost		3,630	—	2,018	—	—	5,648	—
Financial liabilities at fair value through profit or loss		—	—	—	(23,560)	—	(23,560)	—
Financial liabilities measured at amortized cost		(30,361)	—	(16,032)	—	2,710	(43,683)	—

	~~W~~	5,309	25,763	(14,014)	(5,106)	2,710	14,662	(40,152)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~75,049 million for the three-month period ended March 31, 2018.

②	For the three-month period ended March 31, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(74,971)	(74,971)	—
Available-for-sale financial assets		14	16,748	—	(819)	(720)	—	15,223	40,027
Loans and receivables		19,571	—	(106,939)	—	—	(205)	(87,573)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(32,091)	(32,091)	—
Financial liabilities at amortized cost		(27,981)	—	212,719	—	—	2,362	187,100	—

	~~W~~	(8,396)	16,748	105,780	(819)	(720)	(104,905)	7,688	40,027

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~71,462 million for the three-month period ended March 31, 2017.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2017.

21. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2018 and December 31, 2017 are as follows:

(in Won, except per share information)	March 31, 2018		December 31, 2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2018, total shares of ADRs of 36,569,000 are equivalent to 9,142,250 shares of common stock.
(*2)	As of March 31, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2018 and December 31, 2017 are as follows :

(in millions of Won)	March 31, 2018		December 31, 2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,923	783,914
Loss from merger		(91,310)	(91,310)

	~~W~~	1,156,438	1,156,429

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	March 31, 2018		December 31, 2017
Hybrid bond 1-1(*1)	6/13/2013	6/13/2043	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of March 31, 2018 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

Reset every 5 years as follows;

•   After 5 years : return on government bond (5 years) + 1.3%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 25 years : additionally + 0.75%

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•   After 10 years : return on government bond (10 years) + 1.4%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2018 amounts to ~~W~~2,270 million.

23. Reserves

Reserves as of March 31, 2018 and December 31, 2017 are as follows:

(in millions of Won)	March 31, 2018		December 31, 2017
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(130,050)	—
Changes in unrealized fair value of available-for-sale investments		—	233,390

	~~W~~	(130,050)	233,390

24. Treasury Shares

As of March 31, 2018, the Company holds 7,187,161 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Types of revenue
Sales of steel product	~~W~~	7,532,616	7,006,972
Transportation services		172,655	—
Others		55,619	60,474

	~~W~~	7,760,890	7,067,446

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,575,043	7,053,807
Revenue recognized over time		185,847	13,639

	~~W~~	7,760,890	7,067,446

(b)	Details of contract assets and liabilities from contracts with customers as of March 31, 2018 and January 1, 2018, initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows:

(in millions of Won)	March 31, 2018		The date of initial application (January 1, 2018)
Receivables
Account receivables	~~W~~	4,237,811	3,874,859
Contract assets
Account receivables		6,948	5,559
Contract liabilities
Advance received		30,825	27,358
Unearned income		36,575	30,735

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Wages and salaries	~~W~~	67,935	64,707
Expenses related to post-employment benefits		9,577	10,245
Other employee benefits		15,320	11,418
Travel		2,628	2,789
Depreciation		3,835	4,484
Amortization		6,998	14,089
Rental		13,221	11,675
Repairs		3,058	1,502
Advertising		25,950	21,164
Research & development		16,427	21,957
Service fees		40,181	36,542
Supplies expenses		911	985
Vehicles maintenance		25	1,480
Industry association fee		1,774	1,733
Training		4,067	4,512
Conference		1,324	1,082
Others		7,053	6,715

	~~W~~	220,284	217,079

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Freight and custody expenses	~~W~~	211,839	195,277
Operating expenses for distribution center		2,400	2,412
Sales commissions		15,588	11,120
Sales advertising		455	272
Sales promotion		1,050	1,124
Sample		403	127
Sales insurance premium		1,074	1,997

	~~W~~	232,809	212,329

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Finance income
Interest income(*1)	~~W~~	35,670	19,585
Dividend income		101,309	88,210
Gain on foreign currency transactions		50,106	68,458
Gain on foreign currency translations		15,041	163,884
Gain on valuation of derivatives		18,454	—
Others		3,085	2,377

	~~W~~	223,665	342,514

Finance costs
Interest expenses	~~W~~	30,361	27,981
Loss on foreign currency transactions		30,233	64,594
Loss on foreign currency translations		48,928	61,968
Loss on valuation of derivatives		23,560	107,063
Loss on disposal of available-for-sale investments		—	819
Impairment loss on available-for-sale investments		—	720
Others		375	220

	~~W~~	133,457	263,365

(*1)	Interest income calculated using the effective interest method for the three-month periods ended March 31, 2018 and 2017 were ~~W~~3,706 million and ~~W~~4,681 million, respectively.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	3,578	4,543
Gain on disposals of intangible assets		28,600	6,496
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures		—	225,860
Others		12,185	7,035

	~~W~~	44,363	243,934

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	13,543	23,359
Impairment losses on property, plant and equipment		16,264	5,562
Impairment losses on investments in subsidiaries, associates and joint ventures		34,207	—
Impairment loss on assets held for sale		3,034	—
Donations		14,321	15,320
Others		19,315	3,619

	~~W~~	100,684	47,860

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2018 and 2017 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	March 31, 2018		March 31, 2017
Changes in inventories(*1)	~~W~~	180,514	(124,576)
Raw materials and consumables used		4,117,265	4,038,041
Employee benefits expenses		489,440	415,778
Outsourced processing cost		586,348	513,197
Depreciation(*2)		523,686	518,197
Amortization		16,219	21,295
Electricity and water expenses		168,321	168,754
Service fees		58,109	54,651
Rental		20,252	17,802
Advertising		25,950	21,164
Freight and custody expenses		211,839	195,277
Sales commissions		15,588	11,120
Loss on disposals of property, plant and equipment		13,543	23,359
Impairment loss on investments in subsidiaries, associates and joint ventures		34,207	—
Other expenses		387,282	445,810

	~~W~~	6,848,563	6,319,869

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2018 and 2017 were 27.01% and 21.58%, respectively.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

31. Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in Won, except share information)	March 31, 2018		March 31, 2017
Profit for the period	~~W~~	768,736,732,509	839,636,930,840
Interests of hybrid bonds, net of tax		(7,707,643,835)	(8,420,653,151)
Weighted-average number of common shares outstanding(*1)		79,999,659	79,997,687
Basic and diluted earnings per share	~~W~~	9,513	10,391

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(in share)	March 31, 2018	March 31, 2017
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,187,176)	(7,189,148)

Weighted-average number of common shares outstanding	79,999,659	79,997,687

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2018 and 2017 were as follows:

1)	For the three-month period ended March 31, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	762	53	—	58,706	9	9,288
POSCO COATED & COLOR STEEL Co., Ltd.		110,752	2,560	—	—	1,592	189
POSCO ICT(*4)		648	7,474	—	70,821	8,087	48,847
eNtoB Corporation		1	60	85,857	3,346	45	5,813
POSCO CHEMTECH		98,233	17,675	132,591	5,687	77,282	148
POSCO ENERGY CO., LTD.		52,095	369	—	—	—	—
POSCO DAEWOO Corporation		1,462,604	38,852	188,278	—	13,895	322
POSCO Thainox Public Company Limited		65,975	—	3,197	—	—	—
POSCO America Corporation		63,366	—	—	—	—	886
POSCO Canada Ltd.		—	318	70,006	—	—	—
POSCO Asia Co., Ltd.		495,863	141	88,001	303	902	872
Qingdao Pohang Stainless Steel Co., Ltd.		44,031	7	—	—	—	5
POSCO JAPAN Co., Ltd.		349,756	—	5,974	725	—	994
POSCO-VIETNAM Co., Ltd.		88,286	13	—	—	—	8
POSCO MEXICO S.A. DE C.V.		65,090	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,773	209	—	—	—	30
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		67,154	—	—	—	—	5
Others(*5)		299,845	7,928	59,368	5,171	65,268	27,671

		3,399,234	75,676	633,272	144,759	167,080	95,078

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		336	80	914	28,043	5,758	2,148
SNNC		1,208	422	133,613	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		18,238	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	191,457	—	—	—
Others		2,719	9,731	16,978	—	—	5

		22,501	10,233	342,962	28,043	5,758	2,158

	~~W~~	3,421,735	85,909	976,234	172,802	172,838	97,236

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2018, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the three-month period ended March 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of March 31, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

2)	For the three-month period ended March 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	771	28	—	37,954	—	4,386
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		105,189	3,414	—	—	2,463	22
POSCO ICT		301	5,070	—	45,278	6,900	44,380
eNtoB Corporation		—	30	79,524	1,319	10	5,165
POSCO CHEMTECH		82,587	15,600	115,543	3,154	71,048	5,631
POSCO ENERGY CO., LTD.		43,455	367	—	—	—	—
POSCO DAEWOO Corporation		1,033,238	35,155	70,473	29	4,370	602
POSCO Thainox Public Company Limited		52,167	—	3,216	—	—	—
POSCO America Corporation		99,845	—	—	—	—	36
POSCO Canada Ltd.		—	29	59,998	—	—	—
POSCO Asia Co., Ltd.		524,989	556	67,561	194	191	977
Qingdao Pohang Stainless Steel Co., Ltd.		36,852	—	—	—	—	26
POSCO JAPAN Co., Ltd.		355,598	—	6,364	—	—	240
POSCO-VIETNAM Co., Ltd.		52,979	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		80,550	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		96,384	—	—	—	—	21
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		55,869	—	—	—	—	—
Others		236,245	6,404	43,854	11,312	57,440	23,490

		3,155,800	66,654	560,161	103,835	150,731	85,380

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		103	41	787	94,666	5,034	9,716
SNNC		1,267	151	121,809	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		12,976	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	156,249	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	76,941	—	—	—
Others		3,813	12,444	23,731	—	—	1

		18,159	12,636	379,517	94,666	5,034	9,718

	~~W~~	3,173,959	79,290	939,678	198,501	155,765	95,098

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2018 and December 31, 2017 are as follows:

1)	March 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2	731	733	—	26,228	234	26,462
POSCO COATED & COLOR STEEL Co., Ltd.		62,942	82	63,024	—	5	891	896
POSCO ICT		—	7,508	7,508	1,156	56,438	8,397	65,991
eNtoB Corporation		—	60	60	8,244	32,944	20	41,208
POSCO CHEMTECH		33,140	15,921	49,061	50,300	24,471	17,977	92,748
POSCO ENERGY CO., LTD.		17,374	515	17,889	—	—	1,425	1,425
POSCO DAEWOO Corporation		514,453	38,803	553,256	17,460	2,381	5,463	25,304
POSCO Thainox Public Company Limited		65,989	—	65,989	792	—	—	792
POSCO America Corporation		14,287	—	14,287	—	58	—	58
POSCO Asia Co., Ltd.		504,175	593	504,768	15,366	—	—	15,366
Qingdao Pohang Stainless Steel Co., Ltd.		25,303	—	25,303	—	5	—	5
POSCO MEXICO S.A. DE C.V.		86,276	534	86,810	—	—	—	—
POSCO Maharashtra Steel Private Limited		408,185	3,726	411,911	—	—	—	—
Others		434,165	57,348	491,513	26,934	21,517	27,980	76,431

		2,166,291	125,821	2,292,112	120,252	164,047	62,387	346,686

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		109	4	113	2,567	11,776	19	14,362
SNNC		252	55	307	17,541	—	—	17,541
Roy Hill Holdings Pty Ltd		—	—	—	21,582	—	—	21,582
Others		8,186	941	9,127	77	483	—	560

		8,547	1,000	9,547	41,767	12,259	19	54,045

	~~W~~	2,174,838	126,821	2,301,659	162,019	176,306	62,406	400,731

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

(c)	For the three-month periods ended March 31, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Short-term benefits	~~W~~	13,059	18,092
Long-term benefits		903	2,632
Retirement benefits		5,901	4,382

	~~W~~	19,863	25,106

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2018, 109 million tons of iron ore and 17 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2018, the Company entered into commitment with Korea National Oil Corporation for long-term foreign currency borrowing, which is limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2018, the balances of the borrowing are USD 1.02 million.

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

The Company provides supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, at the request of creditors.

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2018

(Unaudited)

The Company provides supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, at the request of creditors.

(b)	As of March 31, 2018, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 17 lawsuits and claims for alleged damages aggregating to ~~W~~24.7 billion as defendant as of March 31, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for 1 of 17 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believes it has a present obligation as of March 31, 2018.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2018 and 2017 were as follows:

(in millions of Won)	March 31, 2018		March 31, 2017
Trade accounts and notes receivable	~~W~~	(380,465)	(243,694)
Other accounts receivable		26,805	42,847
Inventories		12,921	(271,804)
Prepaid expenses		(22,239)	(36,154)
Other current assets		119	(2,312)
Long-term guarantee deposits		200	(14)
Other non-current assets		(67)	—
Trade accounts and notes payable		95,775	(258,242)
Other accounts payable		(49,831)	65,546
Accrued expenses		(34,838)	(59,829)
Advances received		3,467	15,154
Withholdings		6,721	8,915
Unearned revenue		5,742	583
Other current liabilities		7,081	(3,125)
Payments of severance benefits		(52,587)	(41,616)
Plan assets		39,464	31,783
Other non-current liabilities		(2)	—

	~~W~~	(341,734)	(751,962)

48